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                                                                 EXHIBIT 4 a (5)


                               SERVICES AGREEMENT

                         FOR HP-OMS OPERATIONS SERVICES




                                     BETWEEN

                                 TECHNOMATIX LTD

                                       AND

                           HP-OMS-COMPAQ (ISRAEL) LTD


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                               SERVICES AGREEMENT
                         FOR HP-OMS OPERATIONS SERVICES

THIS SERVICES AGREEMENT FOR HP-OMS OPERATIONS SERVICES is entered into as of this 30th day of October 2003, by and between HP-OMS (ISRAEL) LTD., a limited liability company organized and existing under the laws of Israel, having its registered office at 9 Ha'Dafna St. Ra'anana ("HP-OMS") and TECNOMATIX LTD., a limited liability company organized and existing under the laws of Israel, having its registered office at 16 Hagalim Avenue, Herzlia Pituach, Israel (the "CUSTOMER").

WHEREAS, the Customer wishes to purchase from HP-OMS and HP-OMS wishes to render to the Customer certain global IT outsourcing services, subject to the terms and conditions hereinafter set forth;

WHEREAS, the parties through this Agreement desire to commence a strategic relationship, as more particularly set out below; and

WHEREAS, in connection with the provision of such services, the Parties have also entered into that certain Employee Transfer Agreement, attached to this Agreement as Exhibit F.

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth in this Agreement, the Parties hereto agree as follows:

1. DEFINITIONS

As used in this Agreement, unless expressly otherwise stated or evident in the context, the following terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa and references to Exhibits and Sections shall mean Exhibits and Sections of this Agreement.

1.1 "ADD-ON ASSETS" means both the Purchased Add-On Assets and the Leased Add-On Assets.

1.2 "AFFILIATE" means any entity Controlling, Controlled by, or under common Control with HP-OMS or Customer, as the case may be.


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1.3   "AGREEMENT" means the terms and conditions of this Services Agreement for HP-OMS Operations Services, including (unless otherwise stated) all Exhibits and their respective Appendixes.

1.4   "CHANGE REQUEST"   has the meaning set out in Exhibit B [Statement of
          Work].

1.5   "COMMENCEMENT DATE" means the first day of the month which follows sixty
          (60) days from the Effective Date, upon which date HP-OMS shall commence the provision of the Services in accordance with this Agreement, and which more specifically designates the launch of the Transition and Stabilization Phases.

1.6 "CONFIDENTIAL INFORMATION" has the meaning set out in Section 17.1 (CONFIDENTIAL INFORMATION).

1.7 "CONTROL" and its correlative meanings, "Controlling", "Controlled by" and under common Control with mean the legal, beneficial or equitable ownership, directly or indirectly, of more than fifty percent (50%) of the aggregate of all voting equity interests in an entity.

1.8   "CUSTOMER" means Tecnomatix Ltd.

1.9 "CUSTOMER COMPETITOR" means the list of companies set out in Exhibit J [Customer Competitors], which list may be updated from time to time by Customer, with the names of companies who compete with Customer in the same industry in which Customer operates, by notice in writing to HP-OMS.

1.10 "CUSTOMER CONTRACTORS" means third party contractors, vendors, agents, representatives, and consultants selected and retained by Customer.

1.11 "CUSTOMER DATA" means any information contained in the Customer Databases, and any derivatives resulting therefrom.

1.12 "CUSTOMER DATABASE" means any database at any time established (whether in magnetic, paper or other form) by, on behalf of, or at the direction of, the Customer, and including any customized database established by HP-OMS in performance of this Agreement, which contains information relating to the business or affairs of the Customer, its employees or any third party.

1.13 "CUSTOMER EMPLOYEES" means the employees employed by the Customer, and Customer Contractors who is given a user name in the Tecnomatix WAN. For the avoidance of doubt, Customer Employees exclude HP-OMS Personnel. .


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1.14  "CUSTOMER PRE-COMMENCEMENT OWNED MATERIALS" has the meaning set out in
          Section 15.1 (PRE-EXISTING MATERIALS).


1.15 "CUSTOMER SITES" means any office, branch, site, location or other facilities which are owned, leased, occupied or used by Customer and to which it is necessary for HP-OMS to obtain access in order to provide the Services or carry out any HP-OMS obligation in relation to them, and as set out in Exhibit H - [Customer Sites]. Any addition or reduction to this list is subject to the change management process set out in and Exhibit E - [Pricing and Pricing Principles].

1.16 "CUSTOMER SOFTWARE" means Third Party Software licensed to and in use by the Customer prior to the Commencement Date, and which are included within the categories identified in Exhibit I - [HP-OMS Software and Customer Software Categories].

1.17  "DELIVERABLES" has the meaning set out in Section 13.1 (TESTING)

1.18 "DEVELOPED MATERIALS" means any Materials or modifications, enhancements or derivative works thereof, developed by or on behalf of HP-OMS for Customer in connection with or as part of the Services.

1.19 "DISPUTE RESOLUTION PROCESS" means the process for dispute resolution set out in Section 21.7 (DISPUTE RESOLUTION PROCESS).

1.20 "DUE DILIGENCE PROCESS" means the due diligence process entered into and completed by the Parties from July 1, 2002 to December 31, 2002 in connection with this Agreement.

1.21 "EFFECTIVE DATE" has the meaning set out in Section 2.5 (CONDITIONS PRECEDENT TO EFFECTIVE DATE).

1.22 "EMPLOYEE TRANSFER AGREEMENT" means the employee transfer agreement between the parties, attached hereto as Exhibit F.

1.23 "GENERAL SETUP COSTS" means the one-time setup cost set out in Exhibit E [Pricing and Pricing Principles], for HP-OMS' setup and installation of utilities, equipment, and infrastructure.

1.24 "GOVERNMENT APPROVAL" has the meaning set out in Section 2.5 (CONDITIONS PRECEDENT TO EFFECTIVE DATE).


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1.25  "HARDWARE" means computing, networking and/or communications equipment or hardware, including, without limitation, (i) midrange, storage systems, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling,
          (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices, and cabling, and (iii) data telecommunications and network equipment and associated attachments, features, accessories, peripheral devices, and cabling.

1.26 "HP-OMS HARDWARE" means all Hardware or equipment in use by the Customer, as well as all Hardware included within the Add-On Assets, Transition Project Assets, Refreshed Assets, New Customer Employee Assets, Right to Use Assets and any Third Party Contracts, and all other Hardware used by HP-OMS in performing the Services, or which is the subject of the Services under this Agreement.

1.27 "HP-OMS PERSONNEL" means those employees and Subcontractors of HP-OMS and of HP-OMS Affiliates who perform any Services, including the Transitioned Employees, subject to and in accordance with this Agreement.

1.28 "HP-OMS SOFTWARE" means (i) all Third Party Software licensed to and in use by the Customer within the categories identified in Exhibit I [HP-OMS Software and Customer Software Categories], (ii) all Third Party Software included within the Add-On Assets, Transition Project Assets, Refreshed Assets, New Customer Employee Assets any Third Party Contracts, and Right to Use Assets; and (iii) all other Software owned or licensed by HP-OMS included within the categories identified in
          Exhibit I [HP-OMS Software and Customer Software Categories], to the extent such other Software is used by HP-OMS in performing the Services, or which is the subject of the Services, under this Agreement (such other Software hereinafter, the "OTHER HP-OMS SOFTWARE").

1.29  "INITIAL TERM" has the meaning set out in Section 20.1 (TERM).

1.30 "INTELLECTUAL PROPERTY RIGHTS" includes copyrights, patents, trademarks, service marks, design rights, trade secrets and all other proprietary rights whether registered or unregistered.


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1.31  "KEY PERSONNEL" means the HP-OMS Personnel designated in Exhibit G
          [Project Staff and Key Contacts] as Key Personnel, which list may change from time to time by mutual written agreement of the Parties; provided that the number of Key Personnel shall not be less than three
          (3) personnel providing Services under this Agreement.

1.32 "LEASED ADD-ON ASSETS" means all Hardware and Software licenses (excluding Customer Software licenses) leased from HP-OMS, or any entity designated by it, pursuant to the change management process set out in
          Section 11 or similar process, the support and maintenance of which will be included in the price of the lease and the license, respectively, in accordance with Exhibit E.

1.33 "LOSSES" means all liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

1.34 "MATERIALS" means, collectively, Software, source code literary works, other works of authorship, specifications, design documents and analyses, processes, procedures methodologies, programs, program listings, documentation, reports, drawings, databases and similar work product.

1.35 "MCC" means the Monitoring and Control Center, as more specifically described in Exhibit D.

1.36 "GENERAL SETUP ASSETS" has the meaning set out in Exhibit E [Pricing and Pricing Principles].

1.37 "MCC GENERAL SETUP COSTS" means the one-time, fixed setup cost set out in Exhibit E [Pricing and Pricing Principles], Appendix E for HP-OMS' setup and installation of the MCC General Setup Assets.

1.38 "NEW CUSTOMER EMPLOYEE ASSETS" means Hardware and Software, which HP-OMS shall purchase and license, respectively, and provide to Customer, upon receipt of Customer notice that it has increased the number of Customer Employees, in accordance with Exhibits B and C.


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1.39  "OPERATIONS SERVICES" or "SERVICES" means collectively the services, functions and responsibilities described in the Agreement as a responsibility of HP-OMS and to be provided by HP-OMS for the benefit of Customer, Customer Affiliates, and Customer Employees, whether located at the Customer Sites or otherwise, all pursuant to this Agreement and as they may be supplemented, enhanced, modified or replaced during the Term in accordance with this Agreement, including, without limitation: (i) the services described in Exhibit A - [Services Description], Exhibit B - [Statement of Work] and Exhibit C
          - [Service Level Agreement]; (ii) the Transition and Stabilization Services described in Exhibit D; (iii) HP-OMS responsibilities with respect to the supported Software described in Exhibit I [HP-OMS Software and Customer Software Categories]; (iv) the Termination Assistance Services described in Exhibit M [Termination Assistance]; and (v) any services provided pursuant to Section 11 (CHANGE MANAGEMENT).

1.40 "OTHER HP-OMS SOFTWARE" has the meaning set out in the definition of HP-OMS Software.

1.41  "PARTIES" shall mean both Customer and HP-OMS.

1.42 "PURCHASED ADD-ON ASSETS" means all Hardware and Software licenses (excluding Customer Software licenses) purchased by Customer from HP-OMS or a third party, the support and maintenance of which will be added to the Target Price, in accordance with the change management process set out in Section 11 or similar process.

1.43 "REFRESHED ASSETS" means Hardware and Software licenses (excluding Customer Software licenses) purchased by HP-OMS pursuant to the Technology Refresh Program.

1.44 "REQUIRED CONSENTS" means any consents, licenses or approvals required in accordance with Section 7 (REQUIRED CONSENTS).

1.45 "RSC" means Regional Support Center, as more specifically described in Exhibit D.

1.46 "RIGHT TO USE ASSETS" has the meaning set out in Exhibit E [Pricing and Pricing Principles].

1.47 "SERVICE LEVEL CREDITS" has the meaning set out in Section 4.2(b) (SERVICE LEVEL CREDITS).

1.48 "SERVICE LEVELS" means the predetermined, objective performance criteria and services levels for delivery of Operations Services, as described in Exhibits A (SERVICES DESCRIPTION), B (STATEMENT OF WORK) and C (SERVICE LEVEL AGREEMENT) of this Agreement.


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1.49  "SOFTWARE" means one or more computer programs capable of operating on a controller, processor or other hardware product, including documentation relating thereto, the applicable source or object codes, all updates and new releases thereof.

1.50 "HP-OMS SUBCONTRACTORS" means contractors, and consultants selected and retained by HP-OMS.

1.51 "TARGET PRICE" means the price payable by Customer for performing the Services, as specified (and adjusted) in accordance with Exhibit E - [Pricing and Pricing Principles].

1.52 "TECHNOLOGY REFRESH PROGRAM" means the technology refresh program outlined in Section 2.11 of Exhibit C, Appendix A.

1.53 "TERM" means collectively, the Initial Term the Extended Term and any Termination Assistance Period.

1.54 "TERMINATION ASSETS" means, collectively, the Leased Add-On Assets, Transition Project Assets, Refreshed Assets, and New Customer Employee Assets and all related Third Party Contracts to which HP-OMS is a party immediately prior to expiration or earlier termination of this Agreement as permitted hereunder.

1.55  "TERMINATION ASSISTANCE PERIOD" has the meaning set out in Section 20.7(a)
           (TERMINATION ASSISTANCE SERVICES)

1.56 "TERMINATION ASSISTANCE SERVICES" means the services provided by HP-OMS at the Customer's request, after expiry or termination of this Agreement for any reason to facilitate the orderly transfer of the Services to Customer or to an alternative service provider nominated by Customer, as set out in Section 20.7 (TERMINATION ASSISTANCE SERVICES) herein.

1.57 "TERMINATION FEES" means the appropriate fees payable by Customer in the case of early termination, as detailed in Exhibit E [Pricing and Pricing Principles].

1.58 "THIRD PARTY CONTRACTS" means all agreements (including Software licenses, Hardware leases and support and maintenance agreements) between third parties and Customer or third parties and HP-OMS that have been or will be used to provide, or which are the subject of, the Services, to the extent a Party has financial or operational responsibility for such contracts under this Agreement. Third Party Contracts shall include, without limitation, (i) all such agreements transferred or assigned to HP-OMS by agreement of the parties, as listed in Exhibits O1 and O2, which Exhibits shall be finalized by the parties as of the Commencement Date; (ii) all such agreements which are not transferred or assigned to HP-OMS, but under which HP-OMS shall act as Customer's agent, as listed in Exhibit O2, which Exhibit shall be finalized by the parties as of the Commencement Date; and (iii) Post Due Diligence-Pre Commencement Date Third Party Contracts (defined in
          Section 3.1 (b); and (iv) those third party agreements entered into by HP-OMS following the Commencement Date.


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1.59  "THIRD PARTY SOFTWARE" means all Software licensed under, or which is the subject of, the applicable Third Party Contract.

1.60 "TRANSITION AND STABILIZATION PHASES" means the transition and stabilization phases of the Services, commencing as of the Commencement Date and expiring 12:00:01 a.m., Israel time, ten (10) months following the Commencement Date, as specified in Section 12 (TRANSITION AND STABILIZATION PHASES), unless expressly extended in writing by Customer.

1.61 "TRANSITION AND STABILIZATION SERVICES" means the Services provided by HP-OMS during the Transition Period, in accordance with Exhibit D [Transition and Stabilization] and this Agreement.

1.62 "TRANSITION MILESTONES" has the meaning set out in Section 12.1 (TRANSITION PLAN).

1.63  "TRANSITION PLAN" has the meaning set out in Section 12.1 (TRANSITION
          PLAN).

1.64 "TRANSITION PROJECT ASSETS" means Hardware and Software, including without limitation the MCC General Setup Assets, the "Worldwide Network Solution" deliverables and the technology gap projects, described in Exhibit D, which shall be delivered and implemented at HP-OMS premises or sites and at the appropriate Customer Sites during the Transition and Stabilization Phases, in accordance with Exhibit D.

1.65 "TRANSITIONED EMPLOYEES" means the employees of Customer who accept HP-OMS' offer of employment and become employed by HP-OMS pursuant to the Employee Transfer Agreement (Exhibit F) and subject to the terms and conditions of this Agreement. Upon being employed by HP-OMS, such Transitioned Employees shall be deemed to be HP-OMS Personnel.


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2. SCOPE

2.1 PURPOSES. As part of organizational changes, and with the purpose of decreasing its IT expenditures around the world while improving and enhancing the internal IT environment and level of operation services, Customer has decided to transfer the responsibility and the management of its IT operations at the Customer Sites to HP-OMS, which will be performed under the supervision of the Customer.

2.2 SERVICES; EMPLOYEE TRANSFER. HP-OMS will provide the Customer with comprehensive outsourcing Services, including employee transfer, as defined in the Employee Transfer Agreement, and the provision of IT Services as more specifically detailed in this Agreement.

2.3 ELIGIBLE RECIPIENTS OF SERVICES. Throughout this Agreement, the Services shall be provided to Customer for the benefit of Customer and its Affiliates (including entities which may become Affiliates after the Commencement Date). For the avoidance of doubt, Customer shall be responsible for its Affiliates' compliance with Customer's obligations hereunder; however, notwithstanding anything in the Agreement to the contrary, Customer Affiliates shall have no liability under this Agreement.

2.4 STRATEGIC PARTNERSHIP. The parties acknowledge and agree that this Agreement reflects a strategic relationship between HP-OMS and the Customer, in which the business successes of one party will have corresponding benefits to the other. Accordingly, HP-OMS shall make best efforts to assist Customer in the development of its MPM business; each party will appoint a program manager dedicated to oversee and manage such assistance, and a representative of the senior management of each party shall meet on a quarterly basis after the Commencement Date to monitor the progress of this strategic relationship.

2.5   CONDITIONS PRECEDENT TO EFFECTIVE DATE.

(a) The effective date of this Agreement shall be the date on which both of the following conditions have been satisfied (the "EFFECTIVE DATE"): (i) Customer has obtained written approval from both the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and the Israel Investment Center to the mechanism set out in the Services Agreement, including the applicable exhibits thereto, for Customer's investment in Hardware and Software ("GOVERNMENT APPROVAL"); and (ii) Customer has obtained approval from its board of directors to the signing of this Agreement, which approval is scheduled to occur on or before December 8, 2003; and HP-OMS has obtained the approval of HP Corporate, which approval is scheduled to occur on or before December 8, 2003.


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(b)       Without derogating from subsection (a) above, Customer and HP-OMS shall cooperate with each other to achieve their mutual goal of obtaining Government Approval as soon as possible, but not later than January 1, 2004. In the event that the Customer fails to obtain Government Approval by January 1, 2004, the parties, in good faith, shall use their best commercial efforts to resolve the matter to obtain such approval on an expedited basis.

3. HP-OMS' OBLIGATIONS

3.1 SERVICES. In consideration for the Target Price, HP-OMS shall perform the Operations Services in accordance with the terms and conditions of this Agreement and for the Term of this Agreement beginning as of the Commencement Date.

(a) AGREEMENT AND EXHIBITS. The Services shall consist of the services, functions and responsibilities described in this Agreement and in all Exhibits thereto, as they may evolve during the Term of this Agreement or be supplemented, enhanced, modified or replaced in accordance with this Agreement.

(b) INCLUDED SERVICES. If any services, functions or responsibilities not specifically described in this Agreement (a) are an inherent and necessary part of the Services or required for proper performance or provision of the Services in accordance with this Agreement; or (b) were performed preceding the Commencement Date by or for Customer (provided that HP-OMS had knowledge or notice, obtained during the Due Diligence Period, of such services, functions or responsibilities - e.g., where reflected or a cost or amount allocated in Customer's or its Affiliates' books or records), then they shall be deemed to be included within the scope of the Services to be delivered for the Target Price, as if such services, functions or responsibilities were specifically described in this Agreement (collectively, "INCLUDED SERVICES"). Notwithstanding the foregoing, Included Services shall also mean operational and financial responsibility for services, functions and responsibilities not specifically described in this Agreement but included under Third Party Contracts between Customer and third parties, signed after the last day of the Due Diligence Period (i.e., after December 31, 2002) but prior to the Commencement Date ("POST DUE DILIGENCE-PRE COMMENCEMENT DATE THIRD PARTY CONTRACTS"); provided, however that HP-OMS shall have financial responsibility for such Post Due Diligence-Pre Commencement Date Third Party Contracts only from the Commencement Date until the end of the Transition and Stabilization Phases, after which time Customer shall bear such financial responsibility. In addition, if requested by HP-OMS, Customer shall terminate such Post Due Diligence-Pre Commencement Date Third Party Contracts, where early termination thereunder is permitted without penalty, provided that HP-OMS continues to bear throughout the Term operational responsibility for the services and functions otherwise performed under such terminated contracts. Any dispute between the Parties as to the scope of Services shall be resolved in accordance with Section 21.7 (DISPUTE RESOLUTION PROCESS).


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3.2  CHANGES TO THE SERVICES. Except as may be necessary on an emergency basis to maintain the continuity of the Services, HP-OMS may not, without Customer's consent, modify (a) the composition or nature of the Services or (b) the manner in which the Services are provided or delivered if such modification(s) would have an adverse effect on the business of Customer.

4. SERVICE LEVELS

4.1 INCLUDED SERVICES. HP-OMS shall perform Included Services at the same levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that apply to Services which are specifically described in the Agreement, as would be determined (a) by a reasonable person or (b) by reference to the HP IT Service Management Reference Model.

4.2  COMPLIANCE WITH SERVICE LEVELS.

(a) ULTIMATE HP-OMS RESPONSIBILITY. HP-OMS shall provide the Services at all Customer Sites in accordance with the Service Levels, commencing on the date which is ten (10) calendar months after the Commencement Date. HP-OMS shall be responsible for meeting or exceeding the applicable Service Levels even where doing so is dependent on the provision of Services by HP-OMS Subcontractors.


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(b)       SERVICE LEVEL CREDITS. HP-OMS recognizes that Customer is paying
          HP-OMS to deliver the Services at specified Service Levels. If HP-OMS fails to meet such Service Levels, then HP-OMS shall pay or credit to Customer the performance credits specified in Exhibit C ("SERVICE LEVEL CREDITS") in recognition of the diminished value of the Services resulting from HP-OMS' failure to meet the agreed upon level of performance, and not as a penalty. The Service Level Credit reimbursement will be done according to the mechanism detailed in Exhibit C section 1.6 (G) Service Level Credits shall not be HP-OMS' sole liability or Customer's exclusive remedy for failure to meet the Service Levels.

4.3 PROBLEM ANALYSIS. If HP-OMS fails to provide Services in accordance with the Service Levels and this Agreement, HP-OMS shall (after restoring service or otherwise resolving any immediate problem) (i) promptly investigate and report on the causes of the problem; (ii) provide a root cause analysis of such failure (i.e., diagnosing the problem at the lowest reasonable level) ("ROOT CAUSE ANALYSIS") as soon as practicable, after such failure or Customer's request (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise Customer of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to Customer's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. HP-OMS shall use all commercially reasonable efforts to complete the Root Cause Analysis within fifteen
          (15) working days; provided that, if it is not capable of being completed within fifteen (15) working days using reasonable diligence, HP-OMS shall complete such Root Cause Analysis as quickly as possible and shall notify Customer prior to the end of the initial fifteen (15) working day period as to the status of the Root Cause Analysis and the estimated completion date. At any event, it is not intended that a protracted Root Cause Analysis should unduly delay prompt resolution of Service Level issues, including allocation of Service Level Credits. HP-OMS shall provide the results of the Root Cause Analysis to Customer in writing or comparable electronic media.


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4.4  MONITORING AND CONTROL; HELP DESK AND ASSET MANAGEMENT SYSTEMS. As part of the Services, HP-OMS shall implement the monitoring and control, help desk and asset management systems, tools and procedures, all as set forth in Exhibits A, B and D, to measure and report on HP-OMS' performance of the Services against the applicable Service Levels. Customer or its designee shall have the right to audit all such systems. HP-OMS shall provide Customer with on-line access (in "read-only" mode) to up-to-date problem management data and other data regarding the status of service problems, service requests and user inquiries. HP-OMS also shall provide Customer with access to the data used by HP-OMS to calculate its performance against the Service Levels and the measurement and monitoring tools and procedures utilized by HP-OMS to generate such data for purposes of audit and verification. Customer shall not be required to pay for such measurement and monitoring tools or the resource utilization associated with their use.

4.5 NOTICE OF DEFAULT. If HP-OMS becomes aware of any failure by HP-OMS to comply with its obligations under this Agreement or any other situation (i) that has impacted or reasonably could impact the maintenance of Customer's financial integrity or internal controls, the accuracy of Customer's financial, accounting or human resources records and reports or compliance with Customer's strategic decisions, or (ii) that has had or reasonably could have any other material adverse impact on the Services in question or the impacted business operations of Customer, then HP-OMS shall immediately inform Customer in writing of such situation and the impact or expected impact and HP-OMS and Customer shall meet to formulate an action plan to minimize or eliminate the impact of such situation.

4.6 REPORTS. As part of the Services HP-OMS shall provide monthly performance reports to Customer in a form to be agreed upon between the Parties, in accordance with Exhibit B.

4.7   BENCHMARKING OF SERVICE LEVELS.

(a) Customer may initiate a single benchmarking survey at any time during the Initial Term following the second anniversary of the Commencement Date. The purpose of such benchmarking survey is to ensure that HP-OMS provides Customer with the technology and Services Levels equal to or greater than other organizations receiving similar services and other organizations in similar industries.


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(b)       The selection of the agent to conduct such benchmarking survey will be agreed upon by the Parties, and if the Parties are not able to agree on the identity of such agent within thirty (30) days, the Customer's independent auditor shall select the third party expert to conduct such surveys and the methodology of such surveys.

(c) All costs incurred to conduct such benchmarking study will be borne by Customer.

(d) Following receipt of the results of the benchmarking survey, and if requested by Customer, HP-OMS will provide the Customer, within sixty
          (60) days of study completion, with an action plan and schedule for HP-OMS to implement the survey results with respect to the technology or Service Levels for the Customer's approval, in accordance with the change management process set out in Section 11; provided, that if Customer approves such plan and schedule, (i) the Target Price shall not be reduced as a result thereof; (ii) Costs and expenses relating to addition of items which are not specified as in the scope of the Services hereto will be fully borne and paid by Customer; (iii) HP-OMS shall only be required by pay fifty percent (50%) of the fees and costs that Customer would otherwise be responsible for paying under the change management process, relating to changes of items which are specified as in the scope of the Services..

5. HP-OMS PERSONNEL

5.1   QUALIFICATIONS OF HP-OMS PERSONNEL; HP RESPONSIBILITIES.

(a) HP-OMS may select qualified and reputable HP-OMS Personnel to fulfill any of HP-OMS' obligations; provided, however, that HP-OMS will use only HP-OMS Personnel that have the requisite technical skills, competence, ability and qualifications to perform their portion(s) of HP-OMS' obligations in accordance with the Services standard set out in Section 14.1(a) (SERVICES STANDARD). Without limiting the generality of the foregoing, HP-OMS shall ensure that all HP-OMS Personnel performing Services for Customer shall be properly educated and trained for the Services they are to perform, including but not limited training in connection with Customer's special requirements and internal IT procedures. In addition, HP-OMS shall assign (or cause to be assigned) sufficient HP-OMS Personnel to provide the Services in accordance with this Agreement. Prior to HP-OMS' use of any HP-OMS Personnel, HP-OMS shall provide Customer the resumes of individual HP-OMS Personnel, which resumes shall, among other things, include specific information describing the requisite technical skills of such HP-OMS Personnel.

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(b)       Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL;
          REPLACEMENT OF HP-OMS PERSONNEL), where HP-OMS Subcontractors are to be used by HP-OMS for the provision of the Services, HP-OMS shall give Customer reasonable prior notice specifying the components of the Services affected, the scope of the proposed subcontract, and the identity and qualifications of the proposed Subcontractor.

(c) HP-OMS shall at all times be responsible for any failure by any HP-OMS Personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on HP-OMS under this Agreement to the same extent as if such failure to perform or comply was committed by HP-OMS or HP-OMS employees. HP-OMS shall guarantee the performance of all such HP-OMS Personnel providing any of the Services hereunder. HP-OMS shall be Customer's sole point of contact regarding the Services, including with respect to payment.

5.2   CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS
          PERSONNEL. Throughout the Term: (a) HP-OMS shall use in the performance of the Services and shall not replace or contract with any additional Key Personnel or any communication or security Customer Contractors utilized by Customer to provide the services (included within the Services) prior to the Commencement Date under Third Party Contracts, without receiving Customer's prior written approval; (b) at Customer's request (for reasonable reasons, including without limitation, those specified in Exhibit B, Appendix G), HP-OMS shall promptly replace or cease to negotiate or contract with any HP-OMS Personnel (or prospective HP-OMS Personnel) for the provision of the Services; and (c) all other HP-OMS Personnel, shall not be replaced by HP-OMS within the first twelve (12) months of engagement of such HP-OMS Personnel in the provision of Services without Customer's prior written approval, not to be unreasonably withheld.


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5.3   REQUESTED REPLACEMENT BY CUSTOMER. In the event that Customer determines in accordance with Section 5.2(b) (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL) that a member of HP-OMS Personnel should be replaced, then Customer shall give HP-OMS notice to that effect requesting that such HP-OMS Personnel be replaced. HP-OMS shall, upon Customer's request, replace as promptly as possible such HP-OMS Personnel with an individual of suitable ability and qualifications, without cost to Customer. Nothing in this provision shall operate or be construed to limit HP-OMS' responsibility for the acts or omissions of the HP-OMS Personnel.

5.4 MANAGEMENT OF HP-OMS PERSONNEL. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL):

(a) HP-OMS shall appoint a representative to supervise and coordinate HP-OMS' performance of obligations, which shall be identified in Exhibit G - [Project Staff and Key Personnel] ("HP-OMS Project Manager"). The HP-OMS Project Manager shall be deemed one of the Key Personnel and shall be located in Israel. HP-OMS shall not reassign or replace the HP-OMS Project Manager during the first two (2) years of his or her assignment as the HP-OMS Project Manager.

(b) HP-OMS will perform the Services using a dedicated list of people detailed in E Exhibit G - [Project Staff and Key Personnel]. Any change or addition to this list will be communicated to Customer's Project Manager.

5.5   KEY PERSONNEL.

(a)       APPROVAL OF HP-OMS' KEY PERSONNEL.

(i)             The initial list of Key Personnel is set forth in Exhibit G.
          Such list may be modified by the mutual written agreement of the Parties. Neither Party will unreasonably withhold agreement to add or substitute a person onto Exhibit G.


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(ii)            HP-OMS shall notify Customer of HP-OMS Personnel that HP-OMS suggests should be added to Exhibit G. HP-OMS shall introduce the individual to the appropriate Customer representatives, shall provide reasonable opportunity for Customer representatives to interview the individual, and shall provide Customer with a resume and such other information about the individual as may be reasonably requested by Customer. If Customer objects to the proposed assignment, the Parties shall attempt in good faith to resolve Customer's concerns on a mutually agreeable basis. If the Parties have not been able to resolve Customer's concerns within five (5) working days of Customer communicating its concerns, HP-OMS shall not assign the individual to that position and shall propose to Customer the assignment of another individual of suitable ability and qualifications.

(b) CONTINUITY OF KEY PERSONNEL. HP-OMS shall cause each of the Key Personnel to devote full time and effort to the provision of Services under this Agreement. In the event of the voluntary resignation, involuntary termination for cause, illness, disability or death of one of its Key Personnel, HP-OMS shall (i) give Customer as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain Customer's approval of a suitable replacement. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL), HP-OMS shall transfer, reassign or remove one of its Key Personnel only after (i) giving Customer at least ninety (90) days prior notice of such action, (ii) identifying a suitable replacement in accordance with Section 5.5(a)(ii) (APPROVAL OF HP-OMS' KEY PERSONNEL), and (iii) demonstrating to Customer's reasonable satisfaction that such action will not have an adverse impact on HP-OMS' performance of its obligations under this Agreement. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL), under no circumstances shall HP-OMS transfer, reassign or remove more than one third (1/3) of the Key Personnel in any twelve (12) month period.

5.6 HP-OMS PERSONNEL NOT CUSTOMER EMPLOYEES. Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making Customer or HP-OMS partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by HP-OMS to perform work on Customer's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of Customer for any purpose. No officer, director, employee, agent, Affiliate, or Contractor retained by Customer to perform work on Customer's behalf with which HP-OMS cooperates hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of HP-OMS for any purpose. HP-OMS, not Customer, has the right, power, authority and duty to supervise and direct the activities of the HP-OMS Personnel and to compensate such HP-OMS Personnel for any work performed by them on Customer's behalf pursuant to this Agreement. HP-OMS, and not Customer, shall be responsible and therefore solely liable for all acts and omissions of HP-OMS Personnel. Customer, not HP-OMS, has the right, power, authority and duty to supervise and direct the activities of the Customer's Personnel and to compensate such Customer's Personnel for any work performed by them. Customer, and not HP-OMS, shall be responsible and therefore solely liable for all acts and omissions of Customer Employees.


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5.7   RETENTION OF HP-OMS PERSONNEL.

(a)       TURNOVER RATE AND DATA. Subject to Section 5.5(b) (CONTINUITY OF
          KEY PERSONNEL), if Customer determines that HP-OMS' turnover rate is unacceptable and so notifies HP-OMS, HP-OMS shall within ten (10) working days (i) provide Customer with data concerning HP-OMS' turnover rate, (ii) meet with Customer to discuss the reasons for the turnover rate, and (iii) submit a proposal for reducing the turnover rate for Customer's review and approval. Notwithstanding any transfer or turnover of HP-OMS Personnel, HP-OMS shall remain obligated to perform the Services without degradation and in accordance with the Service Levels.

(b) RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS.

(i) HP-OMS shall not cause or permit, without Customer's prior written consent, any HP-OMS Personnel performing Services in connection with the RSC or the MCC to perform services for a Customer Competitor while engaged in the provision of Services to Customer and for an additional period of at least twelve (12) months immediately following the date of termination of such HP-OMS Personnel's provision of Services to Customer. Notwithstanding the foregoing, HP-OMS Subcontractors (except individual HP-OMS Subcontractors) shall not be subject to the twelve (12) month limitation above, provided that such HP-OMS Subcontractors have continuing obligations of confidentiality with respect to Customer's Confidential Information, at least to the extent set out in Section 17 (CONFIDENTIAL INFORMATION) and for a minimum period of three (3) years following the date of termination of such Subcontractor's provision of Services to Customer. In addition, during the Term, HP-OMS shall not utilize any RSC or the MCC dedicated for Customer for the benefit of any third party that is a Customer Competitor.


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(ii)            HP-OMS shall change all HP-OMS Personnel system administration passwords (permitting such HP-OMS Personnel access to Customer's confidential and proprietary information, including any Customer Data) within twenty-four (24) hours after any HP-OMS Personnel performing system administration functions ceases to provide Services to Customer. In addition, in the event that any RSC HP-OMS Personnel receives a system administration password in order to perform a Service for which the MCC is otherwise responsible, HP-OMS shall change the relevant system administration passwords within twenty-four
          (24) hours after completion of the Service by such RSC HP-OMS Personnel. During the Transition and Stabilization Phases, HP-OMS shall propose for Customer's approval, IT business procedures which will mechanize and standardize the foregoing, and, upon Customer's approval, shall implement such procedures throughout the Term and the Termination Assistance Period.

(iii) Prior to the commencement of any HP-OMS Personnel's involvement in the provision of the Services, HP-OMS shall ensure that such individual has executed a confidentiality agreement, which is at least as protective of Customer's Confidential Information as the terms and conditions of Section 17 (CONFIDENTIAL INFORMATION), and survives in all cases the termination of such HP-OMS Personnels' involvement in the provision of the Services.

5.8   CONDUCT OF HP-OMS PERSONNEL.

(a) CONDUCT AND COMPLIANCE. While at Customer Sites, HP-OMS Personnel will comply with the applicable rules and regulations regarding personal and professional conduct generally applicable to personnel at such Customer Sites, including but not limited to those rules which will affect HP-OMS' provision and/or delivery of the Operations Services, and of any subsequent changes thereto, provided they were advised to HP-OMS in advance and in writing or made available to HP- OMS Personnel by means generally used by Customer to disseminate such information to its employees or contractors. HP-OMS Personnel shall also comply with reasonable requests of Customer personnel pertaining to personal and professional conduct and otherwise conduct themselves in a businesslike manner.


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(b)       IDENTIFICATION OF HP-OMS PERSONNEL. If requested by Customer in writing, all HP-OMS Personnel shall clearly identify themselves as HP-OMS Personnel and not as employees of Customer.

(c) RESTRICTION ON MARKETING ACTIVITY. Except for marketing representatives expressly agreed to by HP-OMS and Customer, none of the HP-OMS Personnel performing Services for Customer hereunder shall conduct, without the prior written consent of Customer, any sales or marketing activities directed at Customer or any third party, at any Customer Site or any other location, for as long as such HP-OMS Personnel are engaged in the provision of Services to Customer.

(d) SUBSTANCE ABUSE. HP-OMS shall immediately remove (or cause to be removed) any HP-OMS Personnel who is known to be or reasonably suspected of engaging in substance abuse while on a Customer Site or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on Customer Sites, alcohol, or the misuse of prescription or non-prescription drugs. HP-OMS represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all HP-OMS employees performing Services under this Agreement. HP-OMS represents and warrants that it shall require its HP-OMS Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.


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5.9   MEALS AND SOCIAL EVENTS FOR ON-SITE HP-OMS PERSONNEL; HP-OMS
          REIMBURSEMENT. Customer shall provide all HP-OMS Personnel, who are working at a Customer Site on a full-time basis during at least 80% of the applicable working week, with the same level of food, beverage and access to social events that are provided to Customer Employees, as a benefit of their employment with Customer at the applicable Customer Site. HP-OMS shall credit Customer against Customer's obligation to pay the fees due hereunder.

6. CUSTOMER OBLIGATIONS

6.1   COOPERATION WITH HP-OMS.

(a) Customer acknowledges that HP-OMS' ability to deliver the Services is dependent upon Customer's and Customer's Affiliates' reasonable cooperation with HP-OMS. Customer will comply with the Customer obligations stated in this Agreement, as well as the payment obligations specified in Exhibit E - [Pricing and Pricing Principles] and the transition obligations specified in the Transition Plan referenced in Section 12 (TRANSITION AND STABILIZATION PHASES), and will perform and observe the Customer responsibilities outlined in all Exhibits and attachments. Furthermore, Customer undertakes, subject to
          Section 2.3 (ELIGIBLE RECIPIENTS OF SERVICES), that all of Customer's Affiliates at the applicable Customer Site shall be familiar with the relevant terms of this Agreement and that they shall abide by Customer's responsibilities derived therefrom in a timely manner.

6.2 CUSTOMER PROJECT MANAGER(S). Customer shall appoint one or more representative(s) (in Customer's discretion) to supervise and coordinate Customer's performance of Customer's obligations, which representatives shall be identified in Exhibit G - [Project Staff and Key Contacts], as updated by the Parties from time to time. Customer may change its representative(s) at any time upon thirty (30) days prior written notice. Customer's Project Manager(s) shall be authorized to act as the primary point of contact for HP-OMS in dealing with Customer with respect to each Party's obligations under this Agreement and issue all consents or approvals and make all requests on behalf of Customer.


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6.3   PROVIDING ACCESS TO HP-OMS. Customer will provide HP-OMS with access to and use of all information, Customer Sites, Customer Data, and/or Customer Software and/or systems, internal resources, facilities, access passwords as necessary to deliver the Operations Services, subject to Section 5.7(b) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS), Section 5.8 (CONDUCT OF HP-OMS PERSONNEL), Section 17 (CONFIDENTIAL INFORMATION), and Section 21.2 (SECURITY).

6.4 DISCLOSURE OF QUARTERLY FINANCIAL RESULTS OF PARENT. Following the public release of Customer's financial reports and upon written request from HP-OMS, Customer shall procure that a management representative of Tecnomatix Technologies Ltd. will meet with a representative of HP-OMS to respond to questions concerning the quarterly financial results of Tecnomatix Technologies Ltd., to the extent permissible under applicable law.

7. REQUIRED CONSENTS

7.1 HP-OMS-ADMINISTRATIVE RESPONSIBILITY FOR REQUIRED CONSENTS. As part of the Services, HP-OMS shall assume primary responsibility for all administrative activities necessary to obtain all Required Consents and notify relevant third parties: (i) in connection with it acting as agent for Customer under the Third Party Contracts to which Customer is a party in connection with HP-OMS' provision of the Services, in accordance with Section 7.4 (HP-OMS AS CUSTOMER'S AGENT UNDER THIRD PARTY CONTRACTS) below; (ii) to grant to Customer (where applicable) the right to use and/or access the HP-OMS Software and HP-OMS Hardware; (iii) to assign or transfer to Customer or its designee the Termination Assets in accordance with Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT) following the expiration or termination of this Agreement to the extent provided in this Agreement; (iv) to assign or transfer to Customer any Developed Materials, and (v) to otherwise use any Intellectual Property Rights or materials, to the extent necessary for the purpose of HP-OMS' performance of its obligations under this Agreement (collectively, the "HP-OMS- RESPONSIBLE REQUIRED CONSENTS"). Customer will cooperate with and assist HP-OMS in obtaining the HP-OMS Responsible Required Consents by executing all documents reasonably necessary, which are prepared or provided by HP-OMS.



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7.2   FINANCIAL RESPONSIBILITY. The responsibility for payment of transfer, relicensing and/or termination fees and/or expenses associated with obtaining any HP-OMS- Responsible Required Consents or terminating any licenses or agreements as to which Required Consents cannot be obtained shall be referred for resolution to the Dispute Resolution Process, and the Parties will endeavor to equitably allocate any such fees and/or expenses.

7.3 ACCESS TO CUSTOMER SITES. Customer shall be responsible for obtaining, and shall pay and be liable against HP-OMS for any vendor fees required or costs occurring in connection with and relating to obtaining all Required Consents to grant HP-OMS the right to access Customer Sites (including any fees, royalties and costs required to provide HP-OMS such consents).


7.4 HP-OMS AS CUSTOMER'S AGENT UNDER THIRD PARTY CONTRACTS. Unless otherwise directed by Customer (and subject to Section 7.5 (CONTINGENT ARRANGEMENTS) below), HP-OMS is hereby appointed as Customer's agent in connection with Customer's rights and obligations under Third Party Contracts to the extent necessary to fulfill HP-OMS' obligations under the Agreement and HP-OMS accepts such appointment. HP-OMS shall retain operational and financial responsibility over such contracts and shall so notify the relevant third party vendor/service supplier under the applicable Third Party Contract.

7.5 CONTINGENT ARRANGEMENTS. Should an HP-OMS-Responsible Required Consent not be obtained, despite HP-OMS' using all commercially reasonable efforts, Customer and HP-OMS will cooperate with each other in achieving a reasonable alternative arrangement for Customer to continue to process its work with as minimal interference to its business operations as is reasonable until such Required Consent is obtained. Subject to the foregoing, if Customer shall retain financial and/or operational responsibility for such Services, any payments to be made by Customer to the third party for Services and related costs to Customer will be reimbursed by HP-OMS. The Service Levels will not apply to such Services for which operational responsibility is retained by Customer. Except as otherwise expressly provided herein, the failure to obtain any Required Consent shall not relieve HP-OMS of its obligations under this Agreement.


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8. HARDWARE

8.1 SERVICES IN CONNECTION WITH HP-OMS HARDWARE. HP shall perform the Services in connection with the HP-OMS Hardware in accordance with this Agreement, including without limitation, complying with Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS).

8.2 MINIMUM LEVEL OF HP-OMS HARDWARE MAINTENANCE. HP-OMS shall maintain all HP-OMS Hardware in good working order, including without limitation undertaking repairs and preventive maintenance on HP-OMS Hardware in accordance with the applicable Hardware manufacturer's recommendations and requirements, so as to be eligible for such manufacturer's maintenance program on termination or expiration of this Agreement ("ELIGIBILITY REQUIREMENTS"); provided, that HP-OMS shall not be required to meet the Eligibility Requirements with respect to any HP-OMS Hardware owned or leased by Customer prior to the Commencement Date, which Customer did not so maintain prior to the Commencement Date.

8.3 FINANCIAL AND OPERATIONAL RESPONSIBILITY. HP-OMS shall be responsible for all third party fees or expenses (including maintenance and/or support charges, if any) on or after the Commencement Date associated with all HP-OMS Hardware, and shall pay all amounts becoming due with respect to such HP-OMS Hardware, and all related expenses (including pro rata maintenance and/or support fees, if any), for periods on or after the Commencement Date. In addition, HP-OMS shall be responsible for the evaluation, procurement, testing, installation, use, support, management, administration, operation and maintenance of such HP-OMS Hardware and the performance, availability, reliability, compatibility and interoperability of such HP-OMS Hardware and related Third Party Contracts, each in accordance with this Agreement, including the Service Levels and change management procedures.

8.4   TITLE TO HP-OMS HARDWARE.

(a) Subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), title to the Leased Add-On Assets, Transition Project Assets, Refreshed Assets, and New Customer Employee Assets is retained by HP-OMS, and Customer has no rights thereto except as specifically permitted under this Agreement (the "HP-OMS-OWNED HARDWARE"). Under no circumstances whatsoever shall Customer be entitled to transfer to a third party any rights or obligations in such assets, including rights to retain and/or to use such assets. Without derogating from the above, Customer shall not transfer such assets as a loan to any third party, nor shall it sell it or cause it to be seized or mortgaged.


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(b)       As between Customer and HP-OMS, title to all HP-OMS Hardware owned or leased by Customer prior to the Commencement Date and all Purchased Add-on Assets are retained by Customer, and HP-OMS has no rights thereto, except for the sole purpose of providing the Services (the "CUSTOMER-OWNED HARDWARE"). Under no circumstances whatsoever shall HP-OMS be entitled to transfer to a third party, any rights or obligations in such assets, including rights to retain and/or to use such assets. Without derogating from the above, HP-OMS shall not transfer such assets as a loan to any third party, nor shall it sell it or cause it to be seized or mortgaged.

8.5 NON-INTERFERENCE WITH HP-OMS HARDWARE. Each party shall refrain from any act or omission with regard to the HP-OMS Hardware, which may imply, directly or indirectly, that HP-OMS or Customer is not the rightful owner of the applicable HP-OMS Hardware (owned as set out in Section
          8.4 (TITLE TO HP-OMS HARDWARE) above. Without derogating from the above, (a) if requested by HP-OMS, the Customer hereby undertakes to notify all relevant creditors or any other relevant institution that the title of HP-OMS-Owned Hardware is vested exclusively with HP-OMS; and (b) if requested by Customer, HP-OMS hereby undertakes to notify all relevant creditors or any other relevant institution that the title of Customer-Owned Hardware is vested exclusively with Customer. HP-OMS shall be entitled to mark HP-OMS-Owned Hardware as its property by attaching an appropriate legend to each item thereof, and Customer shall be entitled to mark Customer-Owned Hardware as its property by attaching an appropriate legend to each item thereof.

8.6   UPGRADE, MODIFICATION AND REPLACEMENT OF HP-OMS HARDWARE.

(a) Subject to clause (b) below, HP-OMS may upgrade, modify and replace the HP-OMS Hardware, as HP-OMS, in its sole discretion, deems appropriate, so long as HP-OMS does not change, and remains in compliance with (i) the Service Levels, including but not limited to HP-OMS' obligations in connection with the Technology Refresh Program;
          (ii) all other relevant terms and conditions of this Agreement; and
          (iii) the language of the upgraded, modified or replaced HP-OMS Hardware (e.g., the language of the operating system and keyboard).



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(b)       Any deviation by HP-OMS from Customer's standards with respect to infrastructure Hardware (i.e., routers, switches, servers, storage and backup devices, and communication lines), in effect prior to the Commencement Date (which standards shall be documented by HP-OMS during the Transition and Stabilization Phases), shall require Customer's prior written consent, which shall not be unreasonably withheld.

8.7 USE OF HP-OMS HARDWARE. Neither Party may use any HP-OMS Hardware for any purpose other than Customer's business purposes (and any other act which is reasonably incidental to such use).

9. SOFTWARE

9.1   LIMITED RIGHT TO USE CUSTOMER SOFTWARE. The Customer hereby grants
          HP-OMS a right to use the Customer Software solely in connection with HP-OMS' provision of the Services to Customer and to the extent permitted under the applicable Third Party Software.

9.2 HP-OMS' PROVISION OF CUSTOMER SOFTWARE SERVICES. HP-OMS shall provide the Services for the Customer Software in accordance with this Agreement, including Exhibit B (the "CUSTOMER SOFTWARE SERVICES").

9.3 CUSTOMER SOFTWARE WARRANTIES. With respect to the Customer Software used by HP-OMS to provide the Operation Services, and unless otherwise specified in Exhibit B, the Customer represents and warrants that, during the entire Term of this Agreement:

(a) Customer Software is and shall be supported under the applicable Third Party Contract, at the same level as prior to the Commencement Date and will continue to be supported by Customer or an authorized third party, all to the extent set out in Exhibit B.

9.4   OTHER RIGHTS/OBLIGATIONS IN CONNECTION WITH CUSTOMER SOFTWARE

(a) HP-OMS reserves the right to move Customer Software and Customer Data solely within the applicable Customer Site, upon written consent from Customer, not to be unreasonably withheld.

(b) Customer may change the location of Customer Software upon prior written notice to HP-OMS, subject to the terms and conditions of Exhibit B.



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(c)       Customer is responsible for paying the applicable third party supplier of Customer Software the applicable fee entitling Customer to receive Customer Software updates.

9.5 CUSTOMER'S RIGHT TO USE HP-OMS SOFTWARE. HP-OMS grants to Customer a non-exclusive, royalty-free right, in object code form, to use all Software included within the Termination Assets throughout the Term, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), except with respect to Other HP-OMS Software, which shall be provided to Customer on a non-exclusive, right to use, paid-up, perpetual basis.

9.6   HP-OMS' PROVISION OF HP-OMS SOFTWARE SERVICES; FINANCIAL RESPONSIBILITY.

(a) HP-OMS shall provide the Services in connection with the HP-OMS Software in accordance with this Agreement. Without limiting the generality of the foregoing, any support or maintenance services provided by HP-OMS with respect to the HP-OMS Software shall be performed in accordance with the applicable HP-OMS Software documentation, supplier recommendations and requirements.

(b) HP-OMS shall be responsible for any third party fees or expenses on or after the Commencement Date associated with the provision of the Services described in this Agreement with respect to HP-OMS Software and related Third Party Contracts, and shall pay all amounts becoming due under such licenses or related agreements, and all related expenses (including any maintenance and/or support charges) for periods on or after the Commencement Date.

(c) Customer shall be responsible for any third party fees or expenses due prior to the Commencement Date with respect to HP-OMS Software and related Third Party Contracts, and shall pay all amounts due under such licenses or related agreements, and all related expenses (including any maintenance and/or support charges) for periods prior to the Commencement Date.

9.7 PARTIES' COMPLIANCE WITH HP-OMS SOFTWARE AND CUSTOMER SOFTWARE LICENSE TERMS. Each party undertakes to abide by the provisions of the license to use terms and conditions of each HP-OMS Software and Customer Software (including every revision or update), as well as by all instructions concerning manufacturer's copyright in the Software and/or any relevant documentation.



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9.8   SOURCE CODE ESCROW OF THIRD PARTY HP-OMS SOFTWARE. To the extent permitted by applicable third party licensors, HP-OMS will add Customer as a beneficiary to any source code escrow agreements entered into by HP-OMS under HP-OMS Software licenses received by HP-OMS from third parties (other than Software licenses owned or leased by Customer prior to the Commencement Date, which are used by HP-OMS to perform the Services).

9.9 HP-OMS' OPERATIONAL RESPONSIBILITY. In connection with HP-OMS' obligations under Third Party Contracts, HP-OMS shall be responsible for enforcing (and shall enforce) all of Customer's and HP-OMS' rights for (and shall comply with the applicable operational obligations in connection with) the evaluation, procurement, testing, installation, use, support, management, administration, operation and maintenance of all HP-OMS Software. In addition, HP-OMS shall be responsible for enforcing (and shall enforce) all of its rights for (and shall comply with the applicable operational obligations in connection with) the performance, availability, reliability, compatibility and interoperability of such HP-OMS Software, each in accordance with this Agreement, including the Service Levels and change management procedures. HP-OMS shall have the same operational responsibilities as described above with respect to Customer Software, to the extent of HP-OMS' "Make it Work" obligations set out in Exhibit B, except that HP-OMS shall not be responsible for evaluation and testing (in excess of fifty (50) hours of evaluation/testing) for each such Customer Software.

10.   PRICE AND PAYMENT

10.1 TARGET PRICE AND BANK OF WORK HOURS INVOICING AND PAYMENT. In consideration of HP-OMS providing the Services as described in this Agreement, Customer shall pay to HP-OMS the Target Price. The Target Price shall be invoiced on a quarterly basis, in accordance with the payment schedule detailed in Exhibit E - [Pricing and Pricing Principles]. HP-OMS shall adjust the Target Price all as specified in Exhibit E - [Pricing]. In consideration of HP-OMS providing the Services outside of the "Service Window" hours (specified in Exhibit C,), Customer shall pay to HP-OMS the Bank of Work Hours hourly rates, described in Exhibit E. The invoice for such hourly work shall be delivered to Customer on a monthly basis, together with all supporting information reasonably requested by Customer, as more specifically set out in Exhibit E. Except as otherwise set forth herein, HP-OMS shall not invoice Customer for any advance or concurrent charges or other amounts. All HP-OMS expenses relating to the Services (including travel and living expenses) are included in the Target Price and Bank of Work Hours hourly rates and shall not be reimbursed by Customer unless agreed to by Customer in writing.


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10.2  APPLICATION OF CREDITS/LIQUIDATED DAMAGES. To the extent a credit
          (including but not limited to a Service Level Credit) is due to Customer pursuant to this Agreement, HP-OMS shall provide Customer with an appropriate undisputed credit (in the invoice immediately following the date of such credit), applied against amounts then due and owing; if no further payments are due to HP-OMS, HP-OMS shall pay such undisputed amounts to Customer within thirty (30) days.

10.3 INVOICING; DATE OF PAYMENT OF INVOICES. HP-OMS shall issue quarterly invoices for all payments due under this Agreement not earlier than the first day of the first month of each quarter in which the quarterly Target Price is due hereunder. Subject to Section 10.5 (ESCROW OF DISPUTED AMOUNTS), Customer shall make payment of the Target Price due under this Agreement, as specified in Exhibit E hereto.

10.4 TAXES. Each party shall bear its own tax obligation, all as specified in Exhibit E hereto.

10.5  ESCROW OF DISPUTED AMOUNTS.

(a) In the event Customer disputes in good faith any amount claimed to be payable by HP-OMS under the Agreement, Customer shall pay the disputed amount into escrow, in accordance with Subsection (c) below.

(b) In the event HP-OMS disputes in good faith any credit (including but not limited to a Service Level Credit), which may be due to Customer pursuant to this Agreement, (i) Customer shall pay the disputed sum into escrow, in accordance with Subsection (c) below, provided that payments other than the disputed amounts remain to be paid under the Agreement; or (ii) HP-OMS shall pay the disputed sum into escrow, in accordance with Subsection (c) below, if no further payments are due to HP-OMS under the Agreement.


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(c)       In the event of a disputed amount payable into escrow as described in
          Section 10.5 (DISPUTED AMOUNTS), the party with the obligation to pay shall so pay such disputed amount in full (the "DISPUTED AMOUNT") to Advocate Yossi Avraham, Advocate of Tel Aviv (or to any other party agreed upon in advance and in writing by the parties), as escrow agent for the parties (the "ESCROW AGENT"), in accordance with an escrow agreement to be executed among Customer, HP-OMS and the Escrow Agent, a signed copy of which shall be attached to this Agreement as Exhibit P [Escrow Agreement] within thirty (30) days from the Commencement Date (the "ESCROW AGREEMENT"). The escrow agreement shall provide, among other things, that any amounts desposited with the the Escrow Agent shall not be released to either party, until the dispute is resolved in accordance with Section 21.7 (DISPUTE RESOLUTION PROCESS) and the Escrow Agent receives either (i) written notice signed by both parties with instructions directing the release of the Disputed Amount; or (ii) a final, unappealable judgment signed by a court of competent jurisdiction in Israel ordering the release of the Dispute Amount to one of the parties. Unless otherwise agreed by the parties, the Escrow Agreement shall further provide that each party shall indemnify, defend and hold harmless the Escrow Agent from any claims, actions, damages, fees and expenses, costs, reasonable attorney's fees and other liabilities incurred by the Escrow Agent relating to this escrow arrangement except where it is adjudged that the Escrow Agent has acted with gross negligence or willful misconduct.

10.6 INTEREST ON UNPAID AMOUNTS. Interest on amounts in arrears shall be computed and paid as specified in Exhibit E.

10.7 CREDITS/REIMBURSEMENT FOR CUSTOMER PAYMENTS COVERING PERIODS AFTER COMMENCEMENT DATE. Except as otherwise permitted hereunder, Customer shall not make any payments (whether prior to or after the Commencement Date) to any third party in consideration for Services, Software, Hardware or other materials to be provided or performed on or after the Commencement Date by HP-OMS or a third party for which HP-OMS has financial responsibility hereunder, with the intention of diminishing the Services to be provided by HP-OMS hereunder, without the prior written authorization by HP-OMS. If HP-OMS has authorized such payments or if such payments are made by Customer in good faith - it shall promptly credit Customer against amounts then due and owing hereunder to HP-OMS; if no further payments are due and owning to HP-OMS, HP-OMS shall pay such amounts to Customer within thirty (30) days. If HP-OMS pays for services, Software, Hardware or other materials after the Commencement Date for services Software, Hardware or other materials provided to Customer prior to the Commencement Date, Customer shall reimburse HP-OMS in such amounts.


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10.8  GUARANTEE FROM TECNOMATIX TECHNOLOGIES LTD. In addition to its other rights and remedies against Customer under this Agreement, in the event of a breach by Customer hereunder, HP-OMS may, at any time, exercise its rights as a beneficiary to the Guarantee, executed by Tecnomatix Technologies Ltd, attached hereto as Exhibit K.

10.9 CERTAIN GOVERNMENT INCENTIVES. In connection with certain government incentives available or which may become available to Customer, Customer has committed or may commit in the future through itself, its divisions, and Affiliates to expend funds or make investments or expenditures which may include the purchase of products or services, currency or capital investments, technology transfers through licensing or other arrangements, real property leases or purchases, and lease buy-back arrangements. Since it is anticipated that HP-OMS may be making or accomplishing such qualifying investments on behalf of Customer, each Party shall utilize its best efforts, consistent with all preexisting commitments and applicable legal requirements, in order to afford Customer the benefit of all such incentives which are available as a result of the performance of Services under this Agreement. HP-OMS shall make information available to Customer on a periodic basis as to the nature and amount of investment activities it is planning in respect of the Services, and shall provide Customer with such certificates and other appropriate documentation as are necessary to support utilization by Customer of such incentives.

10.10 AUDIT RIGHTS.

(a) HP-OMS RECORDS. HP-OMS shall, and shall cause HP-OMS Subcontractors to, maintain complete and accurate records of and supporting documentation for all fees chargeable hereunder, all Customer Data and all transactions, soft document access, reports, data or information created, generated, processed or stored by HP-OMS in the performance of its obligations under this Agreement, including in respect of the Service Levels ("CONTRACT RECORDS"). HP-OMS shall maintain such Contract Records with respect to the Termination Assets in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards and in accordance with the financial record management provisions of Exhibit E, and with respect to other obligations under the Agreement, in accordance with HP-OMS' record retention policy as it may be modified from time to time and provided to HP-OMS in writing.


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(b)       OPERATIONAL AUDITS. HP-OMS shall, and shall cause HP-OMS
          Subcontractors to, provide to Customer (and auditors and other representatives) access at reasonable hours to HP-OMS Personnel, to the facilities at or from which Services are then being provided, and to HP-OMS records and other pertinent information, all to the extent relevant to the Services and HP-OMS' obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections of HP-OMS and HP-OMS Personnel in respect of Customer and its businesses, to (i) verify HP-OMS' compliance with this Agreement
          (ii) enable Customer to meet applicable legal, regulatory and contractual requirements and (iii) to verify the accuracy and completeness of fees (other than the Target Price). HP-OMS shall provide any assistance reasonably requested by Customer or its designee in conducting any such audit, including installing and operating audit software. Without limiting Customer's other rights and remedies under this Agreement, if an audit reveals a material breach of this Agreement or an overcharge by HP-OMS, HP-OMS shall promptly reimburse Customer for the actual cost of such audit, together with interest on the difference between the overcharged and the correct amounts from the date of HP-OMS' receipt of such overcharge at the rate set out in Section 10.6 (INTEREST ON UNPAID UNDISPUTED AMOUNTS). If an undercharge has occurred, Customer will reimburse HP-OMS to the extent of such undercharge.

(c) QUARTERLY REPORT BY HP-OMS. Within fourteen (14) business days after the end of each calendar quarter, HP-OMS shall provide Customer with a report containing a list of the Termination Assets, initial book value, accumulated depreciation, net book value, and calculated years for depreciation per asset, as set out in HP-OMS' financial records, and any other relevant information requested by Customer to confirm compliance with HP-OMS' financial record management obligations, as set in Exhibit E, Appendix F.



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(d)       FINANCIAL AUDITS. Except as provided below, Customer shall have no right to carry out, either directly or through a third party any financial audit of HP-OMS, or HP-OMS's Subcontractors. HP-OMS's auditors shall provide to Customer on a quarterly basis and at any other reasonable times if so requested by Customer, at the cost of HP-OMS, confirmation of HP-OMS' compliance with its obligations with respect to the Termination Assets as set out in Exhibit E, as well as
          (i) a list describing each of the Termination Assets, (ii) the initial book value of the asset, (iii) years for depreciation, (iv) method of depreciation; (v) net book value, and (vi) any other reasonable detail requested by Customer. If any such audit reveals non-compliance, HP-OMS shall promptly correct such noncompliance in its financial records.

          In accordance with the foregoing, during the Term of this Agreement and for a period of seven (7) years after termination or expiration of this Agreement, HP-OMS shall provide to Customer (and auditors and other representatives) access at reasonable hours to HP-OMS' Contract Records to the extent relevant to the performance of HP-OMS' obligations under this Agreement (and any other Contract Records relevant to the requirements of such governmental agencies), if and to the extent required by any applicable governmental authority. HP-OMS shall provide any assistance reasonably requested by Customer or its designee in conducting any such audit.

11.   CHANGE MANAGEMENT

11.1 CHANGE REQUESTS. Customer or HP-OMS may submit a written Change Request to initiate changes in the Services as detailed in Exhibit B. The Change Request shall be managed in accordance with the process described in the Change Management chapters in Exhibit B - [Statement of Work] and Exhibit E - [Pricing and Pricing Principles]).

11.2 CHANGE REQUEST ORDERS. HP-OMS will advise Customer of the resultant impact of the Change Request on price and schedule within the time frame prescribed in Exhibit B - [Statement of Work]. Prior to implementation, all Change Requests must be mutually agreed upon in writing by the Parties. Pending such agreement, HP-OMS shall continue to perform and to be paid as if such Change Request had not been requested or recommended. Once a Change Request Order is signed by the Parties and implemented, HP-OMS will adjust Customer's invoice in accordance with the agreed terms of the Change Request order. However, the price of changes requiring up to fifty (50) person hours of work (per change request) shall be charged at the Bank of Work Hours rates, identified in Exhibit E - [Pricing and Pricing Principles]; provided, that HP-OMS shall perform the first fifty (50) person hours of work per calendar year, otherwise chargeable at the Bank of Work Hours rates, free of charge.


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11.3  CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS. Nothing in this Agreement shall be construed as a requirements or exclusive contract, and notwithstanding anything to the contrary contained herein, this Agreement shall not be interpreted to prevent Customer from obtaining from Customer Contractors, or providing to itself, any or all of the same or similar Services described in this Agreement. For the avoidance of doubt, this Section shall not limit HP-OMS' obligations to perform, and Customer's obligations to pay for, the Services in accordance with the terms and conditions of this Agreement.

11.4 HP-OMS COOPERATION. HP-OMS shall fully cooperate with and work in good faith with Customer or Customer Contractors as requested by Customer and at no additional charge to Customer. Such cooperation shall include: (i) timely providing access to any facilities being used to provide the Services, as necessary for Customer personnel or Customer Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Hardware and Software, to the extent necessary and appropriate for Customer Employees or Customer Contractors to perform the work assigned to them; (iii) timely providing written requirements, standards, policies or other documentation for the business processes and associated Hardware or Software procured, operated, supported or used by HP-OMS in connection with the Services; or (v) any other cooperation or assistance reasonably necessary for Customer Employees or Customer Contractors to perform the work in question. Customer Employees and Customer Contractors shall comply with HP-OMS' security and confidentiality requirements, and shall, to the extent performing work on Software or Hardware for which HP-OMS has operational responsibility, comply with HP-OMS' standards, methodologies, and procedures.



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12.  TRANSITION AND STABILIZATION PHASES

12.1 TRANSITION PLAN. The Parties have agreed upon a transition plan for the transfer of the responsibilities relating to the Services from Customer to HP-OMS, which Plan is detailed in Exhibit D - [Transition and Stabilization] (the "TRANSITION PLAN"). Such Transition Plan shall be implemented during the Transition and Stabilization Phases. Exhibit D identifies, among other things (i) the transition and stabilization activities to be performed by HP-OMS and the significant components and subcomponents of each such activity, (ii) the Deliverables to be completed by HP-OMS, (iii) the date(s) by which each such activity or Deliverable is to be completed (the "TRANSITION MILESTONES"), and (iv) any transition responsibilities to be performed or transition resources to be provided by Customer. In addition, within thirty (30) after the Commencement Date, HP-OMS shall prepare and deliver to Customer for Customer's review, comment and approval a detailed work plan based on and consistent with Exhibit D. Such detailed work plan shall become a part of Exhibit D and be incorporated therein.

12.2 PERFORMANCE. As part of the Services, HP-OMS shall perform the Transition and Stabilization Services described in Exhibit D in accordance with the Transition Milestones set forth therein. HP-OMS shall provide all cooperation and assistance reasonably required or requested by Customer in connection with Customer's evaluation or testing of the Deliverables set forth in Exhibit D. HP-OMS shall perform the Transition and Stabilization Services so as to avoid or minimize to the extent possible (i) any material disruption to or adverse impact on the business or operations of Customer, (ii) any degradation of the Services then being received by Customer, or (iii) any material disruption or interference with the ability of Customer to obtain the full benefit of the Services, except as may be otherwise provided in Exhibit D.

12.3 DISCLOSING KNOWN RISKS; AVOIDING DELAYS. Prior to undertaking any transition activity, HP-OMS shall discuss with Customer all known Customer-specific material risks and shall not proceed with such activity until Customer is reasonably satisfied with the plans with regard to such risks (provided that, neither HP-OMS' disclosure of any such risks to Customer, nor Customer's acquiescence in HP-OMS' plans, shall operate or be construed as limiting HP-OMS' responsibilities under this Agreement). HP-OMS shall identify and resolve, with Customer's reasonable assistance, any problems that may impede or delay the timely completion of each task in Exhibit D that is HP-OMS' responsibility and shall use all commercially reasonable efforts to assist Customer with the resolution of any problems that may impede or delay the timely completion of each task in Exhibit D that is Customer's responsibility.



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12.4  REPORTS. Key Personnel shall meet at least weekly with Customer's Project
          Manager(s) to report on HP-OMS' progress in performing its responsibilities and meeting the timetable set forth in Exhibit D. HP-OMS also shall provide written reports to Customer at least weekly regarding such matters, and shall provide oral reports more frequently if reasonably requested by Customer. Promptly upon receiving any information indicating that HP-OMS may not perform its responsibilities or meet the timetable set forth in Exhibit D, HP-OMS shall notify Customer in writing of material delays and shall identify for Customer's consideration and approval specific measures to address such delay and mitigate the risks associated therewith. After the Transition and Stabilization Phases are completed, HP-OMS will provide Customer with periodic reports as described in Exhibit B - [Statement of Work].

12.5 INFORMATION REQUESTED/PROVIDED DURING DUE DILIGENCE PROCESS. Customer hereby represents and warrants that it has provided HP-OMS with access to Customer's relevant books and records during the Due Diligence Process. However, if, during the Transition and Stabilization Phases, HP-OMS discovers that such access was not provided, HP-OMS and Customer will discuss in good faith the need to amend the Agreement to provide for an equitable adjustment to the Target Price, considering all the facts and circumstances surrounding such material inaccuracy or deficiency. If Customer or HP-OMS disputes the need for or the extent of such equitable adjustment, Customer and HP-OMS will initially submit the matter to the Dispute Resolution Process defined in Section 21.7 (DISPUTE RESOLUTION PROCESS). For the avoidance of doubt, Customer shall have no responsibility (and the Target Price shall not be adjusted) if HP-OMS had knowledge or notice, obtained during the Due Diligence Period, of services, functions or responsibilities performed by or for the Customer prior to the Commencement Date - e.g., where reflected or a cost or amount allocated in Customer's or its Affiliates' books or records.



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13.  TESTING AND ACCEPTANCE TEST PROCEDURES

13.1 TESTING. At the end of each Transition Milestone and in accordance with the Transition Plan, and at the end of each milestone identified in any statement of work or upon delivery of any new Hardware or Software (i.e., after the Transition and Stabilization Phases), HP-OMS, as part of the Services, shall conduct testing of the deliverables thereunder (the "DELIVERABLES") during an agreed acceptance testing period to determine if the Deliverables are in compliance with the agreed testing criteria and specifications ("ACCEPTANCE TEST(S)") and shall permit Customer (in its sole discretion) to witness or participate in the Acceptance Test. If HP-OMS determines that the Deliverables for the applicable Transition Milestone have passed the Acceptance Test, HP-OMS shall so notify Customer. If the Deliverables successfully complete the Acceptance Tests during the Acceptance Test Period, Customer shall indicate its written acceptance thereof and deliver such acceptance to HP-OMS. If the applicable Acceptance Test reveals any noncompliance with such acceptance criteria and specifications ("NONCOMPLIANCE"), HP-OMS shall promptly (and in a manner that does not delay completing the Transition and Stabilization Services within the Transition Milestones): (i) so notify Customer in writing (ii) remedy the Noncompliance; and (iii) re-perform the Acceptance Test for Customer's approval (under the same procedures for the initial Acceptance Test).

14.  FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS

14.1 CERTAIN HP-OMS FUNDAMENTAL OBLIGATIONS. HP-OMS' fundamental obligations under the Agreement shall include, without limitation, the following:

(a) SERVICES STANDARD. HP-OMS will perform the Operations Services with promptness and diligence, in a professional and workmanlike manner in accordance with the Services Levels, in accordance with the ITSM guidelines and HP best known practices for the applicable service level. HP-OMS shall provide on or before the Commencement Date a copy of the applicable ITSM guidelines.

(b) HP-OMS PERSONNEL. HP-OMS shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. HP-OMS shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the Customer environment.

(c) HARDWARE/SOFTWARE MAINTENANCE. Unless otherwise agreed, HP-OMS shall maintain the HP-OMS Hardware and HP-OMS Software so that they operate substantially in accordance with the Service Levels and their specifications.



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(d)       THIRD PARTY HARDWARE/SOFTWARE NO LONGER SUPPORTED. For third party
          HP-OMS Hardware and HP-OMS Software no longer supported by the third party licensor or manufacturer, HP-OMS shall use commercially reasonable efforts to perform maintenance for such HP-OMS Hardware or HP-OMS Software, as required.

(e) TECHNOLOGY REFRESH. At all times throughout the Term, HP-OMS shall upgrade or replace HP-OMS Hardware in accordance with the Technology Refresh Program.

(f) SOFTWARE CURRENCY. At all times throughout the Term, HP-OMS shall upgrade or replace HP-OMS Software as necessary to satisfy its obligations under this Agreement according to Exhibit C, at no additional cost to Customer; provided, HP-OMS shall utilize at least the second to most (if not the most) updated version of such Software.

(g) HP-OMS SOFTWARE. Any HP-OMS Software will comply with its specifications and will provide the functions and features and operate in the manner described therein, subject to any software manufacturer-caused errors.

(h) DEVELOPED MATERIALS. Developed Materials shall be free from material errors in operation and performance, shall comply with their documentation and the applicable specifications in all material respects and shall provide the functions and features and operate in the manner agreed by the Parties.

(i) NONCONFORMITY. In the event that the HP-OMS Software or Developed Materials do not comply with the applicable specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder and subject to subsection (g) above, HP-OMS shall repair in accordance with the Service Levels or replace such HP-OMS Software or Developed Materials with conforming HP-OMS Software or Developed Materials.


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(j)       MALICIOUS CODE. HP-OMS shall take all commercially reasonable actions and precautions (including the use of the latest updated version of antivirus Software) according to Customer's security policy, defined prior to the Commencement Date, to prevent the introduction and proliferation of Malicious Code into Customer's environment or any system used by HP-OMS to provide the Services,. Any deviation from said policy, which is not supported by upgrades of the security systems in use prior to the Commencement Date by the Customer, will be carried out as per the Change Management Procedure. HP-OMS shall only be required to invest up to 175,000 USD during the Term in new security systems.As used herein, "MALICIOUS CODE" means any known (i) code, program, or sub-program, whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) device, method, or token that permits any person to circumvent or breach the normal security of the Customer network, systems, the Software or the system containing the code. Without limiting HP-OMS' other obligations under this Agreement, in the event Malicious Code is found in Hardware, Software or systems managed or supported by HP-OMS or used by HP-OMS to provide the Services, HP-OMS shall exercise all commercially reasonable efforts, at no additional charge to Customer, to eliminate and reduce the effects of such Malicious Code and, if the Malicious Code causes a loss of operational efficiency or loss of data, to mitigate such losses and restore such data with generally accepted data restoration techniques.

14.2 CERTAIN HP-OMS WARRANTIES. In addition to its warranties, representations and other obligations set out elsewhere in this Agreement, HP-OMS represents and warrants to the Customer as follows:

(a) OWNERSHIP AND USE. HP-OMS represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by HP-OMS in providing the Services. As to any such Software that HP-OMS does not own but is authorized to use, HP-OMS shall advise Customer as to the ownership and extent of HP-OMS' rights with regard to such Software to the extent any limitation in such rights would materially impair HP-OMS' performance of its obligations under this Agreement.


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(b)       TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY
          CONTRACT TERMS. Upon expiration of the Initial Term or Extended Term or earlier termination of this Agreement for any reason, HP-OMS will
          (i) have full authority to transfer its interest as owner, lessee or licensee of the relevant Termination Assets, without the payment by Customer or its designee of any license fees (associated with any period prior to the expiration of the Initial Term or Extended Term or earlier termination of this Agreement) or transfer fees, in accordance with Section 20 (TERM; BREACH; AND TERMINATION); and (ii) use best efforts to make Third Party Contracts for the support and maintenance of HP-OMS Hardware and HP-OMS Software assignable to Customer for a period extending one year after such expiration or earlier termination of this Agreement, on terms, conditions and prices no less favorable to Customer or its designees, and at least sufficient for the continuation of the activities comprising the Services.

(c) COMPLIANCE WITH LAWS. With respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, HP-OMS is and shall be in compliance with all applicable laws (including privacy laws) on the Commencement Date and shall remain in compliance with such laws for the entire Term of this Agreement.

14.3 MUTUAL GENERAL WARRANTIES. Each Party represents and warrants to the other that:

(a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b) CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;



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(d)       DUE AUTHORIZATION. The execution, delivery and performance of this
          Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

(e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

14.4  WARRANTIES OF NON-INFRINGEMENT.

(a) PERFORMANCE OF RESPONSIBILITIES. Each Party represents and warrants that it shall perform its responsibilities under this Agreement (including, without limitation, HP-OMS' responsibilities with respect to HP-OMS Software and HP-OMS Hardware) in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Right or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality, or (v) Third Party Software, except to the extent that such infringement or misappropriation arises from the failure of the performing Party to obtain the necessary licenses or Required Consents or to abide by the limitations of the applicable Third Party Software licenses. Each Party further represents and warrants that it will not use or create Materials in connection with the Services which are libelous, defamatory or obscene.



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(b)       THIRD PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to HP-OMS Software licensed to HP-OMS from a third party during the Term, HP-OMS covenants that it shall make commercially reasonable efforts to obtain and provide intellectual property indemnification for Customer (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of Customer) from the suppliers of such Software. Unless otherwise approved in advance by Customer, such indemnification shall be comparable to the intellectual property indemnification provided by HP-OMS to Customer under this Agreement.

(c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (i) any Materials, Developed Materials, Hardware or Software provided by HP-OMS or its Affiliates or HP-OMS Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, based upon a third party claim or threatened claim of infringement, are likely to be found, to infringe upon the Intellectual Property Rights, proprietary or privacy rights of any third party in any country in which Services are to be performed or received under this Agreement or
          (ii) the continued use of such Materials, Developed Materials, Hardware or Software is enjoined, HP-OMS shall, in addition to defending, indemnifying and holding harmless Customer as provided in
          Section 16 (INDEMNITIES) and to the other rights Customer may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to Customer's business activities do one of the following:

(i) OBTAIN RIGHTS. Obtain for Customer the right to continue using such Materials, Developed Materials, Hardware or Software.

(ii) MODIFICATION. Modify the item(s) in question so that it is no longer infringing, provided that such modification does not degrade the performance or quality of the Services or adversely affect Customer's intended use as contemplated by this Agreement.

(iii) REPLACEMENT. Replace such item(s) with a non-infringing functional equivalent acceptable to Customer.

(d) IMPACT ON SERVICE LEVELS OF CUSTOMER INFRINGEMENT. If HP-OMS is prevented by court injunction from using any Hardware and/or Software as a result of Customer's breach of its obligations under this Section
          14.4 (WARRANTIES OF NON-INFRINGEMENT), then HP-OMS shall not be required to meet the relevant Service Levels to the extent and for as long as the infringing action prevents HP-OMS from so meeting such Service Levels, without prejudice to Customer's obligation to pay HP-OMS the Target Price in respect of the relevant Services.



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14.5  OPERATION OF HP-OMS HARDWARE AND HP-OMS SOFTWARE. HP-OMS does not warrant that the operation of the HP-OMS Hardware or HP-OMS Software will be uninterrupted or error free; provided, however, that the foregoing will not relieve HP-OMS of its obligation to provide Operations Services in accordance with the Service Levels or to repair or replace, at its discretion, any HP-OMS Hardware or HP-OMS Software in order to comply with the terms of this Agreement.

14.6 STATIC AND/OR MOBILE TELEPHONE LINES. HP-OMS shall have no liability arising out of or in connection with the availability, performance, non-performance, defective performance, maintenance or otherwise, of Static and/or Mobile Telephone lines used by Customer to telecommunicate with third parties.

14.7 SAVINGS CLAUSE. HP-OMS shall not be liable for any delays in performance of Services or part thereof and/or damages caused and/or failure to meet the Service Levels to the extent such HP-OMS non-performance is caused by Customer's (or any third party under Customer's control) act or omission, but only if (i) HP-OMS provides prompt and reasonable notification (including by e-mail) to the Customer of such act or omission and HP-OMS' inability to perform under such circumstances,
          (ii) HP-OMS provides Customer with a reasonable opportunity to correct such act or omission and thereby avoid such HP-OMS non-performance, and (iii) HP-OMS uses commercially reasonable efforts to perform notwithstanding Customer's personnel's act or omission, provided that such act or omission does not constitute a breach of Customer's contractual obligations hereunder.

14.8 NO OTHER WARRANTIES. The warranties expressly set out in this Agreement are exclusive and no other warranty, whether written or oral, is expressed or implied. To the extent permitted by law, HP-OMS specially disclaims the implied warranty of merchantability fitness for a particular purpose, title and non-infringement.



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15.  INTELLECTUAL PROPERTY RIGHTS

15.1 PRE-EXISTING MATERIALS. All rights of ownership, know how, methodology or other Intellectual Property Rights in the Materials owned by each Party prior to the Commencement Date, shall belong to the Party that owned such Materials immediately prior to the Commencement Date ("CUSTOMER PRE-COMMENCEMENT-OWNED MATERIALS" or "HP-OMS PRE-COMMENCEMENT-OWNED MATERIALS", respectively).

15.2 OTHER HP-OMS OWNED MATERIALS. HP-OMS shall be the owner of all Intellectual Property Rights in (i) the Materials acquired by HP-OMS on or after the Commencement Date (including Materials purchased from Customer pursuant to this Agreement, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), (ii) derivative works of HP-OMS Pre-Commencement-Owned Software created by HP-OMS and not otherwise owned by Customer pursuant to the terms of this Agreement, (iii) Materials developed by HP-OMS other than in the course of the performance of its obligations under this Agreement or in connection with the use of any Customer Data or Customer Pre-Commencement-Owned Materials (collectively, "OTHER HP-OMS OWNED MATERIALS") (HP-OMS Pre-Commencement-Owned Materials and Other HP-OMS Owned Materials collectively, the "HP-OMS OWNED MATERIALS").

15.3  DEVELOPED MATERIALS. Unless the Parties agree otherwise, and subject to
          Section 15.2 (OTHER HP-OMS OWNED MATERIALS) above, all Developed Materials created by or for HP-OMS in connection with the Services provided by HP-OMS under this Agreement shall, upon creation, be owned by Customer and considered to be works made for hire. If any such Developed Materials may not be considered a work made for hire under applicable law, HP-OMS hereby irrevocably assigns, and shall assign, to Customer without further consideration, all of HP-OMS' right, title and interest in and to such Developed Materials, including Intellectual Property Rights. HP-OMS agrees to execute any documents and take any other actions reasonably requested by Customer to effectuate the purposes of this Section.

15.4 CUSTOMER OWNERSHIP OF CUSTOMER DATA. Customer Data are and shall remain the property of Customer. HP-OMS shall promptly deliver or provide Customer access to Customer Data in the format, on the media and in the timing prescribed by Customer (i) at any time at Customer's request, or (ii) at the expiration of the Term or termination of this Agreement and the completion of all requested Termination Assistance Services. Thereafter, HP-OMS shall return or destroy, as directed by Customer, all copies of the Customer Data in HP-OMS' possession or under HP-OMS' control within ten (10) business days and deliver to Customer written certification of such return or destruction signed by an officer of HP-OMS. HP-OMS shall not withhold any Customer Data as a means of resolving any dispute. Customer Data shall not be utilized by HP-OMS for any purpose other than the performance of Services under this Agreement. Nor shall Customer Data be sold, assigned, leased, commercially exploited or otherwise provided to third parties by or on behalf of HP-OMS or HP-OMS Personnel.


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15.5  SOURCE CODE AND DOCUMENTATION. HP-OMS shall, promptly as it is developed by HP-OMS, provide Customer with the source code and documentation for all Customer owned Developed Materials. The source code shall be sufficient to allow a reasonably knowledgeable and experienced programmer to maintain and support such Materials; and the user documentation for such Materials shall accurately describe in terms understandable by a typical end user the functions and features of such Materials and the procedures for exercising such functions and features. Customer may freely use, copy, distribute, create derivative works of and modify all documentation provided by HP-OMS applicable to the Developed Materials.

16.  INDEMNITIES

16.1 INDEMNITY BY HP-OMS. HP-OMS agrees to indemnify, defend and hold harmless Customer, its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses relating to third party claims arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 hereunder:

(a) BREACH OF WARRANTIES. HP-OMS' breach of any of its warranties set out in Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS);

(b) THIRD PARTY CONTRACTS. HP-OMS' decision to terminate or breach of obligations to be performed on or after the Commencement Date by HP-OMS under any of the Third Party Contracts, including as a result of HP-OMS' failure to obtain any Required Consents, to the extent HP-OMS is financially or operationally responsible under this Agreement;

(c) TAXES. Taxes, together with related interest and penalties, that are the responsibility of HP-OMS under Section 10.4 (TAXES);

(d) CUSTOMER DATA OR CONFIDENTIAL INFORMATION. HP-OMS' breach of its obligations with respect to Customer Data or Customer Confidential Information;



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(e)       AFFILIATE OR SUBCONTRACTOR CLAIMS. Any claim, initiated by a HP-OMS
          Affiliate, Subcontractor or Personnel asserting rights under this Agreement; and

(f) EMPLOYMENT CLAIMS. Any claim relating to any: (i) violation by HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors, or their respective officers, directors, employees, representatives or agents, of applicable law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from the employment of HP-OMS Personnel, including Transitioned Employees (solely for acts/omissions occuring prior to the effective date of their employment) by HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors; (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any HP-OMS Personnel (including Transitioned Employees from and after their employment effective dates); (iv) employee pension, benefit plan, bonus program, vacation benefit, sick leave benefit, tuition assistance, severance program, medical benefit, stock benefit, stock option benefit or other benefits of any HP-OMS Personnel (including Transitioned Employees for benefits accruing from and after their employment effective dates); and/or (v) other aspects of the employment relationship of HP-OMS Personnel (including Transitioned Employees) with HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of co-employment or claims based on waivers, releases and other covenants made by Transitioned Employees with or to HP-OMS.

16.2 INDEMNITY BY CUSTOMER. Customer agrees to indemnify, defend and hold harmless HP-OMS and its officers, directors, employees, agents, representatives, successors, and assigns, from any Losses relating to third party claims arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 hereunder:



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(a)       BREACH OF WARRANTIES. Customer's breach of any of its warranties set out in Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND
          DISCLAIMERS).

(b) THIRD PARTY CONTRACTS. Customer's breach of obligations to be performed by Customer under any of the applicable Third Party Contracts to the extent Customer is financially or operationally responsible under this Agreement;

(c) PRE-COMMENCEMENT DATE MATTERS. Customer's breach of duties or obligations to be observed or performed or amounts (including deferred payments for benefits or services received by Customer prior to the Commencement Date) to be paid for periods prior to the Commencement Date by Customer under any of the Third Party Contracts assigned to HP-OMS by Customer pursuant to this Agreement; and

(d) TAXES. Taxes, together with related interest and penalties, that are the responsibility of Customer under Section 10.4 (TAXES).

(e) AFFILIATE OR SUBCONTRACTOR CLAIMS. Any claim, initiated by a Customer Affiliate, Customer Contractor or Customer's personnel asserting rights under this Agreement; and

(f) EMPLOYMENT CLAIMS. Any claim relating to any: (i) violation by Customer, Customer Affiliates or Customer Contractors, or their respective officers, directors, employees, representatives or agents, of applicable law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from the employment by Customer, Customer Affiliates or Customer Contractors of their respective employees, including Transitioned Employees (solely for acts/omissions occuring while employed at Customer, prior to the effective date of their employment with HP-OMS or its Affiliates);
          (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any Customer Employees (including Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates); (iv) employee pension, benefit plan, bonus program, vacation benefit, sick leave benefit, tuition assistance, severance program, medical benefit, stock benefit, stock option benefit or other benefits of any Customer Employees (including Transitioned Employees for benefits accruing prior to their employment effective dates); and/or (v) other aspects of the employment relationship of Customer Employees (including Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates) with Customer, Customer Affiliates or Customer Contractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of co-employment or claims based on waivers, releases and other covenants made by Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates.


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16.3  DEATH, BODILY INJURY; TANGIBLE PROPERTY DAMAGE. HP-OMS and Customer each agree to indemnify, defend and hold harmless the other, and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses arising from or in connection with any of the following: (a) the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnifying Party or the failure of the indemnifying Party to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnifying Party or the failure of the indemnifying Party to comply with its obligations under this Agreement.

16.4 INDEMNIFICATION PROCEDURES. With respect to third party claims, the following procedures shall apply:

(a) NOTICE. Promptly after receipt by any entity entitled to indemnification under this Agreement of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnified Party will seek indemnification pursuant to any such Section, the indemnified Party shall notify the indemnifying Party of such claim. No delay or failure to so notify an indemnifying Party shall relieve it of its obligations under this Agreement except to the extent that such indemnifying Party has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnified Party relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnifying Party shall notify the indemnified Party that the Indemnifying Party elects to assume control of the defense and settlement of that claim (a "NOTICE OF ELECTION").


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(b)       PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnifying Party delivers a Notice of Election within the required notice period, the indemnifying Party shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnifying Party shall keep the indemnified Party fully apprised at all times as to the status of the defense, and (ii) the indemnifying Party shall obtain the prior written approval of the indemnified Party before entering into any settlement of such claim asserting any liability against the indemnified Party or imposing any obligations or restrictions on the indemnified Party or ceasing to defend against such claim. The indemnifying Party shall not be liable for any legal fees or expenses incurred by the indemnified Party following the delivery of a Notice of Election; provided, however, that (i) the indemnified Party shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnifying Party shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnified Party, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnifying Party has requested the assistance of the indemnified Party in the defense of the claim or the indemnifying Party has failed to defend the claim diligently. The indemnifying Party shall not be obligated to indemnify the indemnified Party for any amount paid or payable by such indemnified Party in the settlement of any claim if (x) the indemnifying Party has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnifying Party, (y) the indemnified Party has not provided the indemnifying Party with notice of such claim and a reasonable opportunity to respond thereto, or (z) the time period within which to deliver a Notice of Election has not yet expired.

(c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnifying Party does not deliver a Notice of Election relating to any claim within the required notice period, the indemnified Party shall have the right to defend the claim in such manner, as it may deem appropriate. The indemnifying Party shall promptly reimburse the indemnified Party for all such costs and expenses incurred by the indemnified Party, including attorneys' fees.



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16.5  INDEMNITY BY HP-OMS FOR PROFESSIONAL ERRORS AND OMISSIONS. HP-OMS agrees to indemnify, defend and hold harmless Customer, its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 (LIMITATION OF LIABILITY) hereunder:

(a) All Losses sustained by Customer due to acts or omissions of HP-OMS, HP-OMS Personnel (or those acting on their behalf) in the rendering of their services, and

(b) All Losses relating to third party claims arising from acts or omissions of HP-OMS, HP-OMS Personnel (or those acting on their behalf) in the rendering of their services.


17.  CONFIDENTIAL INFORMATION

17.1 CONFIDENTIAL INFORMATION. HP-OMS and Customer each acknowledges that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "CONFIDENTIAL INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of Customer, Confidential Information also shall include Software provided to HP-OMS by or through Customer, Developed Materials, Customer Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, research information, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, internal or external audits, law suits or other information or data obtained, received, transmitted, processed, stored, archived, or maintained by HP-OMS under this Agreement. By way of example, Customer Confidential Information shall include plans for changes in Customer facilities, business units and product lines, plans for business mergers, acquisitions or divestitures, rate information, plans for the development and marketing of new products, financial forecasts and budgets, technical proprietary information, employee lists and company telephone or e-mail directories. In the case of HP-OMS, Confidential Information shall include financial information, account information, information regarding HP-OMS' business plans and operations, and proprietary software (e.g., the HP-OMS Software), documentation, tools and methodologies owned by HP-OMS and used in the performance of the Services, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, products, third party contracts, internal or external audits.


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17.2  OBLIGATIONS.

(a) During the Term of this Agreement and at all times thereafter, HP-OMS and Customer shall not disclose, and shall maintain the confidentiality of, all Confidential Information of the other Party. Customer and HP-OMS shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Confidential Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. HP-OMS Personnel shall have access to Customer Confidential Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of applicable law.

(b) The Parties may disclose Confidential Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or entity's scope of responsibility, (C) the person or entity (and its applicable officers and employees) agree in writing to assume the obligations described in this Section, and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or entity and takes all reasonable measures to ensure that the Confidential Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or entity shall be under the terms and conditions as provided herein. Each Party's Confidential Information shall remain the property of such Party.


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(c)       Neither Party shall (i) make any use or copies of the Confidential
          Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Confidential Information of the other Party, (iii) sell, assign, transfer, lease, or otherwise dispose of Confidential Information to third parties or commercially exploit such information, including through derivative works, or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party's Confidential Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, each Party shall return or destroy, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Confidential Information within ten (10) business days. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

17.3 EXCLUSIONS. Section 17.2 (OBLIGATIONS) shall not apply to any particular information which the receiving Party can demonstrate by written documentation (i) is, at the time of disclosure to it, in the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it;
          (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Confidential Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under this Section 17 for disclosing Confidential Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Confidential Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Confidential Information, or take such other action as it deems appropriate to protect the Confidential Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Confidential Information.


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17.4  LOSS OF CONFIDENTIAL INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party's Confidential Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure, or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Confidential Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this
          Section 17.4.

17.5 NO IMPLIED RIGHTS. Nothing contained in this Section 17 shall be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Confidential Information of the other Party.

17.6 SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.


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18.  LIMITATION OF LIABILITY

18.1 CAP ON OVERALL LIABILITY. Except as provided in Section 18.3 (EXCEPTIONS TO LIMITATIONS OF LIABILITY), notwithstanding any provision in this Agreement and/or any applicable law, and to the extent each Party is held legally liable to the other under or in connection with this Agreement, HP-OMS' aggregate liability under this Agreement, for any reason and upon all claims and causes of action, is hereby limited to direct damages up to Four Million United States dollars (US $4,000,000).

18.2 EXCLUSION OF CERTAIN DAMAGE TYPES. IN NO EVENT WILL EITHER CUSTOMER OR HP-OMS OR THEIR RESPECTIVE AFFILIATES, SUBCONTRACTORS/CUSTOMER CONTRACTORS AND SUPPLIERS BE LIABLE FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION FOR LOSS OF GOODWILL, LOSS OF SAVINGS OR REVENUE, LOSS OF ACTUAL OR ANTICIPATED PROFITS, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

18.3  EXCEPTIONS TO LIMITATIONS OF LIABILITY.

(a) The limitations of liability set forth in Section 18.1 (CAP ON OVERALL LIABILITY) shall not apply to amounts paid with respect to (i) third party claims that are the subject of indemnification under this Agreement in connection with a breach of a party's obligations under
          Section 14.4 (WARRANTIES OF NON-INFRINGEMENT) regarding infringement of intellectual property rights or in connection with liability under
          Section 16.3(a) (DEATH OR BODILY INJURY); or (ii) Direct Losses occasioned by the wrongful termination of this Agreement by HP-OMS.

18.4 ITEMS NOT CONSIDERED DAMAGES. Charges and other amounts that are due and owing to HP-OMS for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in Section 18.1 (CAP ON OVERALL LIABILITY).


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18.5  ACKNOWLEDGED DIRECT DAMAGES. Direct costs and expenses incurred (i) to recover, recreate lost data; (ii) to restore Software; (iii) as a result of system downtime; (iv) to implement a workaround in respect of a failure to provide any Services; or (v) to procure the Services or corrected Services from an alternative source or to bring the Services in-house, including the costs and expenses associated with the retention of independent consultants and legal counsel to assist with any re-sourcing, all to the extent in excess of the prorated Target Price under this Agreement, shall be considered direct damages and neither Party shall assert that they are indirect, incidental, collateral, consequential or special damages or lost profits to the extent they result directly from either Party's failure to perform in accordance with this Agreement.

18.6 CONFIDENTIAL INFORMATION; DEATH/BODILY INJURY. Notwithstanding anything in this Agreement to the contrary, each party shall be entitled to recover all Losses occasioned by the intentional or grossly negligent breach of a party's obligations under Section 17 (CONFIDENTIAL INFORMATION) or all Losses in connection with liability under Section 16.3(a) (DEATH OR BODILY INJURY).

19.  INSURANCE

19.1  INSURANCE.

(a) REQUIREMENTS. With respect to performance hereunder both parties agree to maintain, at all times during the term of this Agreement, the following minimum insurance coverages and limits and any additional insurance and/or bonds required by law:

          (i)   Workers Compensation insurance as required by applicable law.

          (ii) Third Party liability insurance, covering legal liability for physical loss or damage and/or bodily injury occurring to any person and/or property of any person and/or entity.

          (iii) Products liability/completed operations insurance, covering legal liability for physical loss or damage and/or bodily injury occurring to any person and/or property of any person and/or entity.

          The (i) Products liability/ completed operations policy and the (ii) Third Party liability insurance arranged by HP OMS shall be extended to include the Customer as additional insured in respect of Customer's liability for negligent acts and/or omissions of HP-OMS and HP-OMS Personnel subject to Cross Liability clause.

          Policies of HP-OMS as described in (b)-(c) below shall be with a single limit of: $[**] any one occurrence and in all for an annual insurance period.


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(b)       HP OMS undertakes to additionaly arrange the following insurance policies at all times during the term of this agreement:

          Employers Liability insurance, covering the liability of HP OMS towards its employees, for death, injury or disease occurring during and/or as a result of their employment, with a limit of $[**] any one occurrence and in all for an annual insurance period. The policy shall be extended to include Customer as an additional insured, insofar it is considered as the employer of any of HP OMS's employees.

(c) APPROVED COMPANIES. All such insurance shall be procured with reputable insurance companies.

(d) PRIMARY, NON-CONTRIBUTORY POLICIES. Products liability insurance, third party liability insurance and Employers liability insurance required by this Agreement from HP-OMS, shall be primary and non-contributory with respect to other insurance which may be available to Customer and its affiliates and/or their officers, directors and employees.

(e) ENDORSEMENTS. The cancellation clause on the certificate of insurance will be amended to read as follows:

          "THE ISSUING COMPANY WILL MAIL 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER PRIOR TO CANCELLATION OR A MATERIAL CHANGE TO POLICY DESCRIBED ABOVE."

(f) NO IMPLIED LIMITATION. The obligation of the parties to provide the insurance specified herein shall not limit in any way any of their obligations or liabilities provided elsewhere in this Agreement.

(g) SUBCONTRACTORS. HP-OMS shall also require all Subcontractors used by HP-OMS for the provision of the Services to maintain an appropriate insurance to the extent it is required to maintain under this contract.

(h) DEDUCTIBLES. The deductible amounts of each insurance policy required hereunder shall not exceed US$[**] each occurance.


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(i)       Both parties shall furnish upon request to the other party annually an insurance certificate evidencing the above-mentioned insurance policies, as relevant. Both parties undertake to notify the other party in advance at least thirty (30) days prior to cancellation or material change of any of such party's insurance policies detailed in this Section above.

(j) It is hereby agreed that in respect to coverage provided to Customer under HP OMS's policies as aforesaid, the limit of liability under the policies shall in no way exceed the limitation of liability granted to HP OMS under Section 18 (LIMITATION OF LIABILITY).

19.2  RISK OF LOSS.

(a) GENERAL. Except as otherwise provided in Section 16 (INDEMNITIES), each Party shall be responsible for risk of loss of, and damage to, any Hardware, Software or other materials owned by or licensed to such Party, unless loss or damage is caused by the intentional misconduct or negligence of the other party. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of any item of Hardware, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Hardware, Software or other materials due to an Event of Loss. For a Customer Event of Loss, HP-OMS shall coordinate and oversee repair or replacement performed by a third-party on a Pass-Through Expenses basis, or by HP-OMS at agreed-upon prices.

(b) WAIVER. Except as provided below, HP-OMS and Customer each waive all rights to recover against the other Party for damage, destruction, loss, theft, or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, including their respective deductibles or self-insured retentions. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement.


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20.  TERM; BREACH; AND TERMINATION

20.1  TERM

(a) INITIAL TERM. The initial term of this Agreement shall commence on the Commencement Date and continue for six (6) years (the "INITIAL TERM"), unless terminated earlier in accordance with this Agreement.

(b) EXTENDED TERM. Customer, by notifying HP-OMS in writing at least one hundred and eighty (180) days prior to the expiration of the Initial Term, may extend the effectiveness of this Agreement at the then current Target Price and under the same terms and conditions which were in effect just prior to such expiration, for a period of up to twenty-four (24) months (the "EXTENDED TERM").

20.2  TERMINATION FOR CAUSE BY CUSTOMER; OTHER REMEDIES

(a) HP-OMS' FAILURE TO CURE MATERIAL BREACH. The Customer may terminate this Agreement immediately at any time by written notice to HP-OMS if HP-OMS is in material breach of any of its obligations under this Agreement and fails to remedy the breach for a period of thirty (30) days after a written notice by the Customer specifying the material breach.

(b) CHANGE OF CONTROL. Customer may terminate this Agreement immediately upon written notice to HP-OMS in the event that HP-OMS experiences (in one transaction or any series of transactions) a change of majority ownership ("CHANGE OF CONTROL"), unless prior to such Change of Control Customer is notified of such change and (i) Hewlett-Packard Israel Ltd. agrees in writing to accept an assignment of this Agreement; or (ii) Customer provides its written consent to such Change of Control.

(C) GUARANTEE FROM HEWLETT-PACKARD ISRAEL LTD. In addition to its other rights and remedies against HP-OMS under this Agreement, in the event of a breach by HP-OMS hereunder, Customer may, at any time, exercise its rights as a beneficiary to the Guarantee, executed by Hewlett-Packard Israel Ltd., attached hereto as Exhibit L.


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(d)       STEP-IN RIGHTS. Without prejudice to any of the Customer's other rights:

          if any default or non-performance by HP-OMS under this Agreement in relation to any Service materially affects the performance of any critical function of the Customer for more than forty-eight (48) hours, the Customer may, at its option, take control of the relevant Services and take such other action as is reasonably necessary to restore the affected function of the Customer or otherwise continue the provision of the Services ("STEP-IN RIGHTS"). To the extent Customer exercises its Step-in Rights, HP-OMS shall be released from its obligation to meet the relevant Service Level (over which Customer has taken control) solely during the period in which the affected function is being corrected. Once corrected, HP-OMS shall resume responsibility for such Service Level. HP-OMS shall co-operate fully with the Customer and its Customer Contractors, in accordance with
          Section 11.5 (HP-OMS COOPERATION); provided, however, that HP-OMS may require any person or entity which is not a Party to this Agreement to execute its confidentiality agreement with HP-OMS, in a form which contains terms substantially similar to the terms set out in Section 17 (CONFIDENTIAL INFORMATION) hereof. Any third party used by Customer pursuant to this Section shall be deemed a Contractor of Customer.

(e) OTHER REMEDIES. In addition to its rights and remedies under this Agreement, the each party may exercise all available legal and equitable remedies (except to the extent such remedies are inconsistent with the terms of this Agreement), including, but not limited to, seeking relief for compensation or seeking orders for declaration, injunctive relief or damages or such other orders and relief as it may think fit.



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20.3  MUTUAL RIGHT OF TERMINATION. Either Party may terminate this Agreement, immediately at any time by written notice to the other Party, if the other Party (or in the event the other Party is HP-OMS, then Hewlett-Packard Israel Ltd or in the event the other Party is Customer, then Tecnomatix Technologies Ltd) (i) has a receiver appointed or an assignee for the benefit of creditors; (ii) is or becomes insolvent or is unable to pay debts as they become due; (iii) ceases to trade for a period of sixty (60) days (either in whole or as to any part or division involved in the performance of this Agreement) or (iv) ceases to operate in the normal course of business for a period of sixty (60) days (each of (i)-(iv) above an "INSOLVENCY EVENT"), unless the Insolvency Event is removed or is no longer in effect within forty-five (45) days of receipt of the notice of termination, in which case the initial Insolvency Event shall not be grounds for termination.

20.4 TERMINATION FOR CAUSE BY HP-OMS. HP-OMS may terminate this Agreement immediately by written notice to Customer if:

(a) Customer fails to pay any undisputed sums equal to or greater than twenty percent (20%) of the (then current) quarterly Target Price on an accumulated basis, due to HP-OMS under this Agreement, on the due date and such payment is not made within forty-five (45) days after a written notice requiring the same; and provided that HP-OMS has given Customer a second written notice of its intention to terminate the Agreement at least fifteen (15) days (but not more than twenty (20) days) prior to the expiration of such forty-five (45) day period.

20.5  TERMINATION FOR CONVENIENCE

(a) BY CUSTOMER. The Customer may terminate this Agreement for convenience by giving HP-OMS at least one hundred and eighty (180) days prior written notice, such notice not to be given before the end of the first year and a half following the Commencement Date. On the effective date of such termination, Customer shall pay to HP-OMS the Termination Fees and compensation amounts as specified in Exhibit E hereto.

(b) BY HP-OMS. HP-OMS may terminate this Agreement for convenience by giving the Customer at least one year's prior written notice, such notice not to be given before the end of the third year following the Commencement Date.


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20.6  CONSEQUENCES UPON TERMINATION OR EXPIRATION

(a) RETURN OF HP-OMS OWNED MATERIALS AND OTHER HARDWARE. Upon the expiration or earlier termination of the Term for any reason whatsoever, the Customer will return (or relinquish access), within thirty (30) days of its receipt of HP-OMS' notice to that effect, to HP-OMS the HP-OMS Owned Materials and HP-OMS owned Hardware, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), and which are in Customer's possession or control;

(b) RETURN OF CUSTOMER OWNED MATERIALS. Upon the expiration of the Term or earlier termination of this Agreement, as the case may be, for any reason whatsoever, with respect to Materials owned by Customer (including but not limited to the Customer Pre-Commencement-Owned Materials and Customer Software obtained by Customer after the Commencement Date), HP-OMS shall, at no cost to Customer:

(i) deliver to Customer all such Materials in the format and medium in use by HP-OMS in connection with the Services as of the date of such expiration or termination; and

(ii) following completion by HP-OMS of any Termination Assistance Services for which such Materials are required, destroy or securely erase all copies of such Materials then in HP-OMS' possession and cease using such Materials for any purpose.

(C) UPGRADED HP-OMS SOFTWARE, THIRD PARTY CONTRACTS; CONTINUING SUPPORT. Upon the expiration of the Term or earlier termination of this Agreement for any reason whatsoever:

          (i) HP-OMS, unless otherwise agreed in advance by Customer in accordance with Section 14.2(b) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY CONTRACT TERMS),

                A. shall deliver to Customer a copy of all HP-OMS Software, (excluding Software which is part of the Facilities Setup Assets), upgraded to at least the second to most, if not the most, updated version of such Software, associated documentation, and all applicable Third Party Contracts used by HP-OMS in the provision of the Services (to which Customer shall receive a license or assignment), in accordance with Section 14.2(b) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY CONTRACT TERMS); and

                B. Except as otherwise expressly set forth in this Agreement and the exhibits thereto, Customer shall not be obligated to pay any license fees (associated with any period prior to the expiration of the Term or earlier termination of this Agreement for any reason) or transfer fees in connection with its receipt of the licenses and other rights specified in this Section (collectively, "TRANSFER FEES"); provided, however, that where Customer terminates this Agreement for convenience, (i) Customer shall be responsible for paying such Transfer Fees, and (ii) Customer shall be responsible for the actual termination fees incurred by HP-OMS associated with the termination of Third Party Contracts. Notwithstanding the foregoing, the amounts payable under subsections (i) and (ii) shall not exceed the then applicable quarterly Target Price payment.


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(d)   TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT.
      In the event of termination of this Agreement for any reason whatsoever HP-OMS shall transfer the Termination Assets to Customer and Customer shall purchase such Assets in accordance with the terms set out in Section 7 (TERMINATION) of Exhibit E.

(e)   HARDWARE AND SOFTWARE MAINTENANCE REINSTATEMENT FEES.

          (i) HP-OMS shall not terminate any Third Party Contract for the support or maintenance of HP-OMS Hardware or HP-OMS Software ("THIRD PARTY SUPPORT CONTRACTS"), under which Customer was receiving support or maintenance just prior to the Commencement Date without Customer's prior written consent, given in Customer's sole discretion. For the avoidance of doubt, Customer may condition its consent on HP-OMS' agreement to pay any third party maintenance reinstatement fees otherwise chargeable to Customer to the relevant third party (due to lapse or non renewal of such support or maintenance), upon expiration of the Term or earlier termination of this Agreement.

          (ii) Without limiting the generality of the foreogoing, where HP-OMS provides direct support or maintenance for HP-OMS Hardware or HP-OMS Software, HP-OMS, upon expiration of the Term or earlier termination of this Agreement, shall continue to provide such support or maintenance to Customer as part of Termination Assistance Services, if requested by Customer.


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(f)       HARDWARE TRANSFERRED BACK NOT AT PROPER WARRANTY LEVELS. In the event that HP-OMS transfers to Customer any Hardware included within the Refreshed Assets, Add-On Assets or New Customer Employee Assets, in accordance with Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT) with a remaining warranty period shorter than the standard warranty period generally maintained by Customer for such Hardware type (as specified in Exhibit B), considering the purchase date of such Hardware, HP-OMS shall be responsible for paying the fees Customer would otherwise pay to a third party manufacturer to purchase the required additional warranty service.

(g) HIRING. Customer or its designee shall be permitted to undertake, without interference from HP-OMS, HP-OMS Subcontractors or Affiliates to hire, effective after the later of the termination of this Agreement or completion of any Termination Assistance Services requested by Customer: (i) any HP-OMS Personnel primarily assigned to the performance of Services within the 12-month period prior to the date of expiration of the Term or termination of this Agreement; and
          (ii) any former Transitioned Employees. HP-OMS shall waive, and shall cause HP-OMS Subcontractors and Affiliates to waive, their rights, if any, under contracts with such personnel restricting the ability of such personnel to be recruited or hired by Customer or its designee. Customer or its designee shall have reasonable access to such HP-OMS personnel for interviews, evaluations and recruitment. Customer shall endeavor to conduct the above-described hiring activity in a manner that is not unnecessarily disruptive of the performance by HP-OMS of its obligations under this Agreement. All such personnel and Transitioned Employees, if hired by Customer, shall be transferred to Customer without any employer liabilities, such as severance pay, vacation, and the like.


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20.7  TERMINATION ASSISTANCE SERVICES

(a) Upon expiration of the Initial Term or Extended Term or earlier termination of this Agreement for any reason, HP-OMS, at the Customer's request in writing, shall perform the Termination Assistance Services as provided herein for a period of up to (as determined by Customer) twelve (12) months from the effective date of expiration or termination, as applicable the "TERMINATION ASSISTANCE PERIOD").

(b) Commencing from the date that is the earlier of six (6) months prior to the scheduled expiration or termination of this Agreement; or, where notice of termination for cause has been given under this Agreement, within fourteen (14) days after the receipt of that notice, HP-OMS and Customer shall meet regularly and as often as is required to develop and finalize a transition plan for the orderly transition of the Services to the Customer or its designee, for approval by the Customer, at least fourteen (14) days prior to the effective date of expiration or termination of the Initial Term or Extended Term, as applicable (the "TRANSITION-OUT PLAN").

(c) The Transition-Out Plan shall set out the obligations to be performed by each Party in connection with the orderly transition of the Services to the Customer (including estimates of the resources required to achieve that transition), or its designee and shall include, in addition to the requirements set out in this Section, those matters described in Exhibit M [Termination Assistance Services].

(d) Termination Assistance Services may include, among other services, any service or assistance required by Customer for facilitating the transfer of Operations Services to Customer or to a new service provider, assistance and training and relocation of Customer Hardware and Customer Software from HP-OMS sites to Customer Site(s) or new service provider locations, as indicated by Customer.

(e)       As part of the Termination Assistance Services, HP-OMS shall:

          (i) do all reasonable things, execute all documents and provide the Customer with all reasonable assistance, information, forms, templates and documents which are required to enable services similar to the Services to be provided to the Customer internally or by another service provider in a manner which ensures orderly transition and continuity of service all as more fully described in Exhibit M [Termination Assistance Services];


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          (ii)   ensure that Customer receives all current and updated Customer
                 Data, Customer Databases, manuals, and the current and updated source and object code of all HP-OMS Software (including Third Party Software, provided the consent of the third party licensor has been obtained): (a) on the applicable Hardware transferred back from HP-OMS, in accordance with this Agreement; or (b) where Customer does not receive the return of such Hardware, in accordance with this Agreement, on appropriate media in a readily useable format, as instructed by Customer;

          (iii) deliver (and not retain any copies thereof) to the Customer all material forms of:

                 A.   the Customer's Confidential Information;

                 B.   other property of the Customer relating to the Services;
                      and

                 C. the current and updated source and object code of the Customer Software;

                 in the possession, power or control of HP-OMS or any HP-OMS Subcontractors, including all backup copies thereof (whether or not those material forms were created by HP-OMS or HP-OMS Subcontractors);

          (iv) except with the prior consent of the Customer, cease accessing any of the Customer's systems, electronic or communications links;

          (v) at the Customer's request, continue for a period not exceeding twelve (12) months after the effective date of Agreement termination or expiration to supply the Services to the Customer on the terms and conditions of this Agreement pursuant to a statement of work to be agreed by both parties which will specify the scope, time period and other terms and conditions thereof;


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          (vi)   provide to the Customer and its designated representatives, such training in the HP-OMS Software used by HP-OMS in the provision of the Services, as the Customer may reasonably request, for a period of up to three (3) months;

          (vii)  perform the other obligations set out in the Transition-Out
                 Plan

(f) HP-OMS shall perform the Termination Assistance Services at the lower of (a) the discounted rates applicable to the Bank of Work Hours, set out in Exhibit E, Section 3.2 (BANK OF WORK HOURS); or (b) HP-OMS` then current standard fees for such services. HP-OMS' performance of Termination Assistance Services is subject to (i) Customer's prior payment of all undisputed amounts due to HP-OMS under this Agreement (and all disputed amounts to the Escrow Agent in accordance with Section 10.5 (ESCROW OF DISPUTED AMOUNTS) up to the date of termination or expiration of the Initial Term or Extended Term, as applicable, and (ii) Customer allowing HP-OMS to use reasonably, at no charge, any Customer resources and Customer Sites required to provide the Termination Assistance Services.

(g) To the extent HP-OMS provides Termination Assistance Services during the Initial Term or the Extended Term, the terms and condition of this Agreement will remain in force, including but not limited to the Service Levels and the applicable Service Level Credits. If Termination Assistance Services is provided after the expiration or termination of the Initial Term or the Extended Term, then Customer shall be entitled to receive services which are the same or similar to the Services in accordance with an agreed statement of work and service levels, based on the Service Levels, subject to the fees chargeable in accordance with Section 20.7(f) above.


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21.    GENERAL

21.1 NON-RESTRICTIVE RELATIONSHIP. Nothing contained in this Agreement shall be construed as creating a joint venture, partnership or employment relationship between the Parties, nor shall either Party have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other. This Agreement will not be interpreted as preventing HP-OMS from entering into similar agreements with others, whether or not in the same industry, subject to Section 5.7(b) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS).

21.2      SECURITY

(a) PHYSICAL SECURITY. Customer is responsible for the physical security of the Customer Sites; provided, that HP-OMS shall be responsible for the safety and physical access and control of the areas that HP-OMS is using in performing the Services, and HP-OMS shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by Customer or any higher standard agreed to by Customer and HP-OMS (all to the extent that Customer provides HP-OMS the physical ability to limit access and control over such areas). HP-OMS shall be solely responsible for compliance by HP-OMS Personnel with such control procedures, including obtaining advance approval to the extent required.

(b) SECURITY PROCEDURES AT CUSTOMER SITES. HP-OMS shall maintain and cause HP-OMS Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the Customer Sites, as such standards, requirements and procedures may be modified by Customer from time to time (to the extent HP-OMS has received written notice of such standards, requirements and procedures or modifications thereof).


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(c)       SAFEGUARDING CUSTOMER DATA.

          (i) SAFEGUARDING PROCEDURES. HP-OMS shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of Customer Data in the possession of HP-OMS which are in accordance with Customer's security policy to be established as described in Exhibit D-. HP-OMS shall provide to Customer backup copies of Customer Data, in accordance with Customer's backup procedures in effect as of the Commmencement Date, and Customer shall have the right to keep such backup copies of the Customer Data in Customer's or a third party's possession at Customer's expense if Customer so chooses. HP-OMS shall remove all Customer Data from any media taken out of service and shall destroy or securely erase such media. No media on which Customer Data is stored may be used or re-used to store data of any other customer of HP-OMS or to deliver data to a third party, including another HP-OMS customer, unless securely erased. In the event HP-OMS discovers or is notified of a breach or potential breach of security relating to Customer Data, HP-OMS will promptly notify Customer and investigate and remedy the effects of such breach or potential breach of security.

          (ii) RECONSTRUCTION PROCEDURES. As part of the Services, HP-OMS shall be responsible for developing and maintaining procedures for the reconstruction of lost Customer Data which arein accordance with Customer's security policy to be established as described in Exhibit D-.

          (iii) CORRECTIONS. HP-OMS shall correct, at no charge to Customer, any destruction, loss or alteration of any Customer Data attributable to the failure of HP-OMS or HP-OMS Personnel to comply with HP-OMS' obligations under this Agreement.


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21.3      FILE ACCESS. Customer will have unrestricted access to, and the right to review and retain, all computer or other files containing Customer Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to Customer. HP-OMS shall provide to the Customer all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of Customer, including Hardware and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for Customer to retrieve, read, revise and/or maintain such files.

21.4 PUBLICITY. Without derogating from HP-OMS' confidentiality obligations, HP-OMS may not use Customer as a reference in marketing HP-OMS services unless Customer, in its sole discretion, gives its express prior written consent to the specific case in which HP-OMS seeks to refer a prospective HP-OMS customer to Customer. For the avoidance of doubt, Customer's consent to act as a reference to one prospective HP-OMS customer does not imply Customer's agreement to act as a reference to any other prospective HP-OMS customers. In addition, in no event will either Party publicize or disclose to any third party, without the prior written consent of the other Party, any terms or conditions of this Agreement, including without limitation, the fact of its existence, except as required by applicable law.

21.5 NO ASSIGNMENT. Except with respect to HP-OMS' rights regarding the use of HP-OMS Subcontractors, neither Party may assign any rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that each Party may assign or transfer any rights and obligations hereunder to its Affiliate, provided that the assigning Party remains liable hereunder, subject to
          Section 20.2(b) (CHANGE OF CONTROL). For the avoidance of doubts:
          HP-OMS' issuance of invoices in accordance with Exhibit E to entities other than Customer shall not be deemed an assignment of Customers legal undertaking pursuant to this agreement and the exhibits thereto, to pay all amounts due to HP-OMS, and any non payment of such invoices, in full or in part, shall be considered as non payment by Customer, which shall entitle HP-OMS to all remedies and other rights prescribed by this agreement and by law.


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21.6      FORCE MAJEURE

          (a) FORCE MAJEURE EVENT. Performance delays, errors in performance or non-performance by a Party will be excused to the extent that performance is delayed or rendered impossible by earthquake, strike, fire, flood, governmental acts, governmental orders, or governmental restrictions, or where failure to perform is beyond a Party's reasonable control (each being a "FORCE MAJEURE EVENT") except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means, and such Party claiming a Force Majeure Event shall be entitled to a reasonable extension of time to remedy any such delay or failure to perform. Regular military reserve duty of HP-OMS Personnel, strike, lockout or labor dispute involving HP-OMS or a Subcontractor and its own personnel shall not excuse HP-OMS from its obligations hereunder. The Party claiming a Force Majure Event will give the other Party notice as soon as practically possible after becoming aware of the occurrence of a Force Majeure Event and will describe at a reasonable level of detail the circumstances of the Force Majeure Event, the steps being taken to address such Force Majeure Event, and how long it is expected to continue. If a Force Majeure Event prevents delivery of a material portion of the Operations Services for more than sixty (60) days, Customer, with immediate effect upon written notice to HP-OMS, may terminate this Agreement, or may negotiate a Change Request, in accordance with the procedures set out in Section 11 (CHANGE MANAGEMENT) for changes to the Agreement. Subject to the foregoing, Customer shall remain liable to pay HP-OMS such portion of the Target Price equitably adjusted according to the portion of the Operations Services which HP-OMS continues to perform in accordance with the Agreement for the duration of such Force Majeure Event.

          (b) DISASTER RECOVERY. Upon the occurrence of a Force Majeure Event, HP-OMS shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services, and shall periodically update and test such disaster recovery plan, as described in Exhibit D. The occurrence of a Force Majeure Event shall not relieve HP-OMS of its obligation to implement its disaster recovery plan and provide disaster recovery services. HP-OMS shall provide the disaster recovery services for a separate fee to be agreed upon the parties.

          (c) ALLOCATION OF RESOURCES. Without limiting HP-OMS' obligations under this Agreement, whenever a Force Majeure Event or disaster causes HP-OMS to allocate limited resources between or among HP-OMS' customers and Affiliates, Customer shall receive at least the same treatment as comparable HP-OMS customers.


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21.7  DISPUTE RESOLUTION PROCESS.

     (a) GOVERNANCE. Any dispute between the Parties shall be resolved in accordance with Exhibit N (GOVERNANCE). HP-OMS and Customer shall each appoint one or more Project Manager(s) of suitable experience to be its primary contact(s) to be responsible for performance of this Agreement according to Sections 5.4 (MANAGEMENT OF HP-OMS PERSONNEL) and 6.2 (CUSTOMER PROJECT MANAGER(S)) above. The Parties, including the Project Managers, will meet at mutually agreed times and locations to discuss issues arising in connection with performance of this Agreement. In the event there is a dispute, which cannot be resolved at these review meetings, either party may request in writing that the Service Account managers of HP-OMS and the Director of Information Technology of the Customer meet separately within ten (10) days to resolve the dispute. If the dispute has not been resolved to the mutual satisfaction of both Parties within ten (10) days of the meeting, then the dispute shall be referred to the HP-OMS Manager and the Customer's Manager who have authority to settle the dispute. If the dispute has not been resolved by these representatives within ten
          (10) days of the referral, HP-OMS and Customer will each designate a senior corporate executive who will meet to resolve the dispute.

      (b) MEDIATION.

          (i) If the dispute is not resolved within ten (10) days of the referral, the Parties may exercise their rights under this Agreement, provided that prior to seeking court action (except in the event that injunctive relief is required), the Parties shall make reasonable, good faith efforts to resolve the matter through nonbonding mediation (without prejudice to either Party's rights under Section 20 (TERM; BREACH; AND TERMINATION)), according to the following procedures:

          (ii) A single mediator, with the relevant technical and legal training, shall be appointed by agreement of the Parties; if the Parties fail to agree upon the mediator within thirty (30) days of notice of mediation, provided by either Party, the then president of the Israel Bar Association shall appoint the mediator. The mediator shall be made aware of the terms hereof prior to his appointment. The mediation shall be carried on continuously and completed within forty-five (45) business days of its commencement (or such other period agreed by the Parties) (the "MEDIATION PERIOD"). Each Party shall bear its own costs of participating in the mediation. If after the Mediation Period, the Parties have still not resolved their dispute, each Party may seek resolution in accordance with Section 21.16 (GOVERNING Law).

21.8 WAIVER. Neither Party's failure to exercise any of its rights under this Agreement shall constitute or be deemed to constitute a waiver or forfeiture of such rights.

21.9 SEVERABILITY. If any term or provision of this Agreement is held to be illegal or unenforceable, the validity or enforceability of the remainder of this Agreement shall not be affected.


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21.10     EXHIBITS. The Exhibits attached and listed below are part of this
          Agreement:

      Exhibit A       Services Description

      Exhibit B       Statement of Work

      Exhibit C       Service Level Agreement

      Exhibit D       Transition and Stabilization

      Exhibit E       Pricing and Pricing Principles

      Exhibit F       Employee Transfer Agreement

      Exhibit G       Project Staff and Key Contacts

      Exhibit H       Customer Sites

      Exhibit I       HP-OMS Software and Customer Software Categories

      Exhibit J       Customer Competitors

      Exhibit K       Guarantee of Tecnomatix Technologies Ltd.

      Exhibit L       Guarantee of Hewlett-Packard Israel Ltd.

      Exhibit M       Termination Assistance

      Exhibit N       Governance

      Exhibit O1      Third Party Contracts

      Exhibit O2      Not Transferred  Third Party Contracts

      Exhibit P       Escrow Agreement

21.11     SURVIVAL. The following provisions survive termination of this
          Agreement: Sections 5.7(b)(1) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS.) 10 (Price and Payment), 14.2-14.8 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS), 15 (INTELLECTUAL PROPERTY RIGHTS), 16 (INDEMNITIES), 17 (CONFIDENTIAL INFORMATION), 18 (LIMITATION OF LIABILITY), 20 (TERM; BREACH; AND TERMINATION) and 21.7 (DISPUTE RESOLUTION PROCESS); 21.16 (GOVERNING LAW; JURISDICTION).


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21.12     HEADINGS. The headings in this Agreement are for the convenience of the Parties only, and are in no way intended to define or limit the scope or interpretation of the Agreement or any provision hereof.

21.13 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between HP-OMS and Customer, and supersedes any prior or contemporaneous communications, representations or agreements between the Parties, whether oral or written, regarding the subject matter of this Agreement. Either Party's additional or different terms and conditions shall not apply. The terms and conditions of this Agreement may not be changed except by an amendment signed by an authorized representative of each Party.

21.14 CONFLICTS. If there is a conflict among the terms in the various documents within this Agreement:

          (a) to the extent the conflicting provisions can reasonably be interpreted so that such provisions are consistent with each other, such consistent interpretation will prevail; and

          (b) to the extent clause (a) above does not apply, the following order of precedence shall prevail:

                i) this Agreement (exclusive of its attachments) will prevail over a conflicting term in its Exhibits; and

                ii) an Exhibit will prevail over a conflicting term in its
                    Appendices.

21.15 NOTICES. All notices that are required to be given under this Agreement shall be in writing and shall be sent to the address of HP-OMS and Customer recipient set out below. For the purposes of this Section the address of each Party shall be:

          CUSTOMER: Tecnomatix Ltd

          Attention: Director of IT

          Address: 16 Hagalim Avenue, Herzlia Pituach, Israel

          Telephone: +972-9-9594777

          Facsimile: +972-9-9544402




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          WITH A COPY OF ALL DEFAULT NOTICES TO: CUSTOMER'S LEGAL COUNSEL at the
          above address

          HP-OMS: HP-OMS-COMPAQ (Israel) Ltd.

          Attention: Project Manager - Tecnomatix

          Address:  9 Dafna St. Ra'anana

          Telephone: 09-7623747

          Facsimile: 09-7425155

          WITH A COPY OF ALL DEFAULT NOTICES TO:

          Attention: HP-OMS Legal Counsel, at the above address

Unless specified otherwise in this Agreement, when HP-OMS or Customer is required to provide written notice to the other, such notice will be deemed given upon the earlier of:

     [i]    the day of receipt, if delivered in person or electronically;

     [ii] the day of receipt, if delivered by facsimile, upon confirmation of transmission, provided that a confirmatory copy is sent by first class pre-paid mail, overnight courier, or hand delivery by the end of the next business day.

     [iii] one (1) business day after being given to an express courier with a reliable system for tracking delivery; or

     [iv] three (3) business days after the date of mailing, when using local postal services, registered or certified mail, return receipt requested, postage prepaid.

21.16 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of Israel. Subject to Section
          21.7 (DISPUTE RESOLUTION PROCESS), any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof shall be exclusively and finally settled in the competent courts in Tel Aviv, Israel.


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IN WITNESS WHEREOF, HP-OMS AND CUSTOMER, EACH ACTING WITH PROPER AUTHORITY, HAVE
CAUSED THIS AGREEMENT TO BE EXECUTED AS OF THE DATE SET FORTH BELOW.

Made in Israel, in two original counterparts, each Party receiving its own.


SIGNED FOR AND ON BEHALF OF                      SIGNED FOR AND ON BEHALF OF



TECNOMATIX LTD                                   HP-OMS-COMPAQ (ISRAEL)
LTD

By:        /s/ Harel Beit-On___________          By: /s/ Moshe Lasman

Name:      Harel Beit-On_______________          Name: Moshe Lasman

Title:     Chairman & CEO______________          Title: HPS Country Manager____

Date:      30.10.2003__________________          Date: 30.10.2003


By:        /s/ Efrat Safran____________          By: /s/ Shmuel Blank

Name:      Efrat Safran________________          Name: Shmuel Blank

Title:     General Counsel_____________          Title: HP-OMS General Manager

Date:      30.10.2003__________________          Date: 30.10.2003


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